United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

USGAAP Press Release

USGAAP Financial Pages

Report of Independent Registered Public Accounting Firm

Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005

Condensed Consolidated Statements of Income for the three-month periods ended June 30, 2006 and 2005 and March 31, 2006 and for the six-month periods ended June 30, 2006 and 2005

Condensed Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2006 and 2005 and March 31, 2006 and for the six-month periods ended June 30, 2006 and 2005

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended June 30, 2006 and 2005 and March 31, 2006 and for the six-month periods ended June 30, 2006 and 2005

Notes to the Condensed Consolidated Financial Information

Supplemental Financial Information

Signature Page

US GAAP
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
www.cvrd.com.br
rio@cvrd.com.br
Investor Relations Departamen
Roberto Castello Branco
Alessandra Gadelha
Daniela Tinoco
Marcelo Silva Braga
Theo Penedo
Virgínia Monteiro
Phone: (5521) 3814-4540
MAINTAINING GROWTH MOMENTUM
Performance of CVRD in the second quarter of 2006 (2Q06)

Rio de Janeiro, August 2, 2006 — Companhia Vale do Rio Doce (CVRD) reports in the second quarter of 2006 (2Q06) performance consistent with its path of continuous improvement in results, which begun in the last quarter of 2002 — once again posting records for sales volume, revenue, net earnings, and cash generation.
The main highlights of 2Q06 results are:
•	Quarterly sales volume records in iron ore (62.5 million tons) and alumina (867,000 tons).

•	Gross revenue of US$ 4.3 billion, 15.9% higher than in 2Q05, and 15.1% above the previous quarterly record, of US$ 3.7 billion in 4Q05. Revenue in 1H06 was US$ 7.8 billion, vs. US$ 6.0 billion in 1H05.

•	Operational profit as measured by adjusted EBIT(a) (earnings before interest and taxes) reached an all-time high of US$ 1.9 billion, a 5.8% yoy increase.

•	Adjusted EBIT margin of 45.2%, vs. 50.1% in 2Q05 and 40.0% in 1Q06.

•	Cash flow as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization) was US$ 2.2 billion, US$ 143 million higher than 2Q05. In 1H06, adjusted EBITDA reached US$ 3.8 billion, against US$ 3.0 billion in 1H05.

•	Record quarterly net earnings, of US$ 1.9 billion, US$ 0.77 per share, 15.3% more than in 2Q05. In 1H06 net earnings totaled US$ 3.0 billion, which compares with US$ 2.3 billion in 1H05.

•	Return on equity (ROE) of 32.3%, vs. 39.0% in 2Q05, and 32.1% in 1Q06.

•	Capital expenditure was US$ 1.9 billion in 1H06, compared with US$ 1.4 billion in 1H05. Capex in 2Q06 reached US$ 818 million, of which US$ 518 million was related to organic growth and US$ 300 million to sustaining existing operations.

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with USGAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), CVRD International, CVRD Overseas and Rio Doce International Finance.
2Q06

US GAAP
SELECTED FINANCIAL INDICATORS

	US $million
	2Q05	1Q06	2Q06%		%
	(A)	(B)	(C)	(C/A)	(C/B)
Gross revenues	3,721	3,490	4,313	15.9	23.6
Adjusted EBIT	1,771	1,336	1,873	5.8	40.2
Adjusted EBIT margin (%)	50.1	40.0	45.2
Adjusted EBITDA	2,033	1,629	2,176	7.0	33.6
Net earnings	1,630	1,171	1,880	15.3	60.5
Earnings per share (US$)	0.71	0.51	0.77	9.3	52.1
Annualized ROE (%)	69.1	32.3	43.5
Total debt/ adjusted LTM EBITDA (x)	0.83	0.84	0.80
Capex *	821.3	1,126.0	818.0	-0.4	-27.4
* including acquisitions
BUSINESS OUTLOOK
The economic cycle that began in 2002, and which supports the present cycle of expansion in metals — the longest in the last 40 years — has alternated phases of acceleration and deceleration of the global economy growth, with an average duration of four quarters. The most recent period of acceleration began in the second quarter of 2005 and continued at least until the second quarter of 2006, characterized by global GDP growth rates close to 5% per year.
The normalization of monetary policies, led by the US Federal Reserve Bank and followed by the world’s main central banks, brings the world economy into a transition in which the rate of increase of GDP is moving from a pace above that of its long-run capacity to a more moderate and sustainable rate. Although the current level of interest rates does not constrain economic growth, they are not stimulating factors to the acceleration of the economic activity.
Leading indicators are showing signs that expansion of the world economy should continue to be robust in the next six months, though more moderate than in recent quarters.
The OECD Composite Leading Indicator (OECD CLI) rose, in May, for the 13th consecutive month, but with a lower growth rate. This indicates continuing vigorous economic growth in the coming quarters, but at a slower pace, especially in the USA. Simultaneously, the OECD CLI indicates improvement in the performance of the economies of Japan and the Euro Zone.
The Global Manufacturing PMI, a leading indicator for performance of the world’s manufacturing industry, increased in July, reaching a level consistent with a 5% annual growth in industrial production. This index projects a similar outlook to the OECD CLI for the near future — moderation, with regional rotation in the growth dynamics, with acceleration in Europe and Japan, and deceleration in the USA.
In the US, consumer spending has grown more slowly, due to the effect of the increase in energy prices on consumers’ real income and a negative wealth effect derived from housing prices. The interest rate rise produced a reduction in new home construction and sales, with a direct negative impact on economic growth
2Q06

US GAAP
while the end of the housing price boom generating a negative wealth effect on consumer spending.
On the other hand, the US unemployment rate continues to fall, from 5.0% in the second half of 2005 to 4.7% in the second quarter of 2006; capital spending on equipment and software is rising, at approximately 10% per year; and investment in non-residential construction, after a weak year in 2005, has recovered considerably in first half 2006. Productivity is growing consistently, benefiting from technological innovation, organizational changes and improvements in processes. Companies continue to return excellent profitability and, in spite of the increase in long-term interest rates, credit quality continues to be good.
In spite of the concerns expressed by the capital markets in 2Q06 on the future performance of the US economy, which resulted in a strong increase in price volatility of financial assets and commodities, the outlook is good, with GDP growth in the US expected to be around 3.5% per year, a rate that is compatible with its potential.
The Bank of Japan’s 25-basis-point increase in short-term interest rates on July 14 ended almost six years of a zero per cent interest rate policy, used to reverse the process of deflation that had taken over the Japanese economy — officially closing the longest period of economic stagnation in a developed economy since the Great Depression of 1929.
The emerging economies maintain growth of about 6% per year, which acts in favor of the development of global demand for minerals and metals. China and India, which together account for 21% of the world’s GDP, have been characterized by considerable dynamism.
In India, where industrial production is expanding at an annualized rate of 10%, steel production is growing at 16% for the second consecutive year.
In 2Q06 the economy of China posted its highest quarterly GDP growth rate — 11.3% — since fourth quarter 1994, when it grew 12.8%. The extraordinary performance of the Chinese economy has been primarily due to growth of exports, totaling US$ 429 billion in 1H06, 25.2% more than in 1H05, and investment in fixed assets, of 31.3%. As in 2004, the economic authorities are beginning to adopt restrictive measures, directing the economy to a growth rate closer to 9% p.a., which represents the long-term trend.
The Brazilian economy grows for the third consecutive year, along with consistent reduction of inflation rate and of its vulnerability to external shocks. The Brazilian real shows signals of stabilization after strong appreciation since the last quarter of 2002.
The increase in global demand for steel caused a clear reversal of the trend to falling prices shown in 2005, with the CRU Steel Price Index returning to the record levels of second half 2004 reported in North America, Europe and Asia. In reaction to the price incentives, world crude steel production is growing at 9% p.a. — and, respectively, at 21.3%, 6.7% and 5.5%, in China, the US and Europe of the 25.
The rising global steel output has caused an increase in prices of metallic products — pig iron, HBI and scrap — in all regions of the world since March 2006, and had a direct effect on demand for iron ore.
Chinese iron ore imports in 1H06 totaled 161.4 million tons, which was 30 million tons — or 22.9% - more than in the first half of 2005. Spot iron ore market prices
2Q06

US GAAP
continued to be above the reference prices for long-term contracts even after the 19% increase for 2006, showing that the disequilibrium between global demand and supply persists.
The world steel production ex-China, which has decreased in 2H05 and part of 1Q06, is recovering - with growth of 3.7% in 1H06. This fact has strengthened demand for iron ore, and also contributed to resumption of growth in seaborne demand for pellets, which caused the return of operation at the São Luís plant on July.
The good outlook for maintenance of the solid performance of the global economy sustains expectations that the current minerals and metals cycle will be prolonged, which clearly has positive implications for the performance of CVRD, whose production in the various sectors of the mining industry is in a process of strong expansion.
MATERIAL EVENTS
•	Reference prices of iron ore and pellets for 2006
Negotiation of iron ore and pellet prices for 2006 was concluded with an increase of 19% in prices of fines and lumps, and a reduction of 3% in prices of blast furnace and direct reduction pellets.
The raise in the price of iron ore reflects the imbalance between global demand and supply resulting from significant expansion in demand, which grew at an average annual rate of 11% in the first half of this decade.
•	Asset portfolio
In July CVRD acquired 45.5% of total capital of Valesul Alumínio S.A., an aluminum smelter located in the state of Rio de Janeiro, Brazil, for US$ 27.5 million, increasing its stake to 100%.
The acquisition is aligned with CVRD’s strategy for the aluminum business of focusing on organic growth in the upstream of the value chain and strategic partnership in smelters. Valesul will begin to be consolidated in our financial statements in 3Q06.
At the same time, the Company disposed of its 50% stake in Gulf Industrial Investment Company (GIIC), a pelletizing plant in Bahrain, for US$ 418 million. CVRD and Gulf Investment Corporation - the holder of the other 50% of GIIC, developed different views on management of the joint venture, and entered into a mandatory buy-sell agreement to solve the divergences in accordance with the shareholders’ agreement.
•	Financial management and risk perception
CVRD contracted a revolving credit line in the amount of US$ 500 million, with tenor of five years, with a syndicate of global commercial banks. The commitment fee is 0.09% p.a., and the cost of its utilization is Libor plus 0.235% p.a. The transaction was structured in such a way as not to have any restrictions on disbursement of funds related to sovereign risk.
With this new credit line CVRD now has, in addition to its own cash holdings, a liquidity cushion of approximately US$ 1.2 billion, which makes an important contribution to its risk perception by the financial markets.
2Q06

US GAAP
Recognition of CVRD’s financial strength is evidenced by its investment grade rating from the world’s four largest rating agencies: Standard & Poor’s (BBB+), Moody’s (Baa3), Dominion Bond Rating Services (BBB high) and Fitch Ratings (BBB-), with a positive contribution to its cost of capital reduction.
In 2Q06, the rating of CVRD by S&P was improved from BBB, given in October 2005, to BBB+, two notches above the lowest investment grade level. Dominion Bond Rating Services also upgraded its risk rating for the Company, from BBB (low), given in August 2005, to BBB (high).
•	Shares
In April CVRD’s Extraordinary General Meeting of Shareholders approved a one-for-two forward stock split, for both the common and preferred shares.
This was made effective on the São Paulo Stock Exchange — Bovespa — on May 25, 2006 for shareholders record on May 19, 2006.
For the American Depository Receipts (ADRs) traded on the New York Stock Exchange (NYSE) the distribution of new ADRs — one new ADR for each existing ADR — took place on June 7, for record date May 24, 2006. Each ADR, whether RIO or RIOPR, continues to represent one common or preferred share.
The split increased CVRD’s total number of shares to 2,459,657,056, of which 1,499,898,858 are common shares and 959,758,198 are PNA preferred shares.
On June 21 CVRD announced a 180-day buy-back program for up to 47,986,763 of its preferred Class A shares, or 5% of the total number of PNA preferred shares outstanding on May 31, 2006.
By the end of July, 15,149,600 preferred shares had been acquired, involving the spending of US$ 301.3 million.
REVENUES: US$ 4.3 BILLION
Gross revenue in 2Q06, at US$ 4.313 billion, increased 15.9% yoy, outstripping            the previous record of US$ 3.746 billion reached in 4Q05. Revenue in the half-year was equal to US$ 7.803 billion, 29.0% higher than the revenue of US$ 6.049 billion in 1H05.
Increases in sales volume were responsible for 61.3% of revenue increase of US$ 592 million in 2Q06 compared to 2Q05: US$ 251 million arose from increased shipments of iron ore and US$ 182 million from larger shipments of alumina. On the other hand, the reduction in pellet sales caused by the temporary closure of the São Luís plant had a negative effect on revenue of US$ 88 million.
The change in prices contributed with US$ 228 million to the revenue growth. In 2Q06, the accrual of the retroactive effect of the new iron ore prices on sales made in 1Q06 added US$ 142 million to revenue in 2Q06, and in pellets the price reduction had a similar negative impact of US$ 4 million. Since the price negotiation with our clients in China was concluded at the end of 2Q06, a net amount of US$ 217 million — related to shipments realized in 2Q06 — has yet to be added to revenue in 3Q06. Eliminating the retroactive effects, the impact of prices on revenue growth from 2Q05 to 2Q06 should be US$ 625 million.
2Q06

US GAAP
The ferrous minerals division was responsible for 69.8% of gross revenue; the aluminum chain - bauxite, alumina and primary aluminum — for 14.8%; logistics services for 8.4%; and non-ferrous minerals 6.4%.
The Americas were once again the primary sales destination, providing 32.6% of total revenue, close to Asia with 32.1%, and followed by Europe with 27.4%.
The revenue of US$ 1.018 billion accounted in the Brazilian market includes US$ 245 million from sales of pellet feed to the Tubarão joint ventures (Nibrasco, Itabrasco, Hispanobras and Kobrasco) which, after transformation into pellets, is shipped to other markets.
China, an important market for CVRD’s products, provided 18.9% of the Company’s total revenue in 2Q06 — more than double the portion it represented three years ago, of 7.6% in 2Q03.
GROSS REVENUE BY DESTI NATION

	US $milion
	2Q05%		1Q06%		2Q06%
Americas	1,414	38.0	1,156	33.1	1,404	32.6
Brazil	1,013	27.2	850	24.3	1,018	23.6
USA	119	3.2	69	2.0	99	2.3
Others	282	7.6	237	6.8	287	6.7
Asia	922	24.8	1,224	35.1	1,384	32.1
China	431	11.6	653	18.7	814	18.9
Japan	324	8.7	373	10.7	388	9.0
Others	167	4.5	198	5.7	182	4.2
Europe	1,149	30.9	959	27.5	1,183	27.4
Rest of the World	236	6.3	151	4.3	342	7.9
Total	3,721	100.0	3,490	100.0	4,313	100.0
COSTS: SCENARIO BEGINNING TO CHANGE
In 2Q06 cost of goods sold (COGS) reached US$ 1.884 billion, with an increase of US$ 376 million, or 24.9%, related to 2Q05 and US$ 189 million, or 11.2% qoq.
The 13.3% appreciation of the Real against the US dollar was responsible for 51.9% — or US$ 195 million — of the variation in COGS between 2Q05 and 2Q06, while the higher level of production and sales generated an effect of 14.4% and, the increase in prices of inputs and services contributed to the remaining 5.3%.
Though costs continued to increase, these figures reflect a different situation in 2Q06 from those for the comparison between 2005 and 2004. In 2Q06 the year-on-year comparison for COGS was much smaller (24.9% vs. 52.6%). While in 2005 the major sources of cost increase were higher prices (55.7%) and currency appreciation (29.6%), in 2Q06 they were the Brazilian real appreciation against the US dollar and the expansion of production and sales, as mentioned above.
The Company is making efforts to reduce costs, and expects to achieve significant results over the next 12 months.
Outsourced services, the main item of costs, representing 24.2% of total costs, were US$ 456 million in 2Q06, contributing US$ 114 million — or 30.3% — to the raise of COGS between 2Q05 and 2Q06. Compared to 1Q06, the raise was US$ 37 million.
2Q06

US GAAP
In 2Q06 rail freight costs, contracted with MRS for transport of the iron ore produced by MBR and the Oeste mines, of the Southern System, amounted to US$ 132 million. US$ 106 million was spent on waste and ore removal and US$ 80 million on maintenance services for equipment and facilities - this last figure was US$ 22 million lower than in the previous quarter (1Q06), while the US$ 31 million increase in freight costs reflected higher volumes transported. The expenses on waste and ore removal have remained constant, given the higher usage of own workforce.
Material costs were 18.3% of COGS, totaling US$ 345 million, or US$ 66 million more than in 2Q05, representing 17.6% of the growth in COGS. The main components of material costs in 2Q06 were: machinery parts and components, US$ 124 million, input materials US$ 45 million, conveyor belts US$ 13 million, and tires, US$ 12 million.
Energy expenses — 17.5% of COGS — sumed up US$ 330 million in 2Q06, with an increment of US$ 65 million year-on-year, or 17.3% of the difference in total costs. The raise in this item was due to consumption growth, currency appreciation and higher prices in Reais.
The cost of acquisition of iron ore and pellets amounted to US$ 177 million, US$ 38 million less than in 2Q05, reflecting lower volume of iron ore and pellets purchased, and differences in the retroactive price adjustments (between 2005 and 2006) in relation to the first quarter.
In the quarter, CVRD bought 3.689 million tons of iron ore from other mining companies, which compares with 4.140 million in 2Q05, and 3.663 million in 1Q06. The Company also acquired 2.227 million tons of pellets from the Tubarão joint ventures (Nibrasco, Itabrasco, Kobrasco and Hispanobras) to sell to its own clients, compared with 2.322 million in 2Q05 and 2.102 million in 1Q06.
The cost of acquisition of other products, US$ 118 million, was 45.7% higher than in 2Q05. This reflects the increase in purchases of bauxite from Trombetas to supply the expanded operation of the alumina refinery of Barcarena. When the Paragominas mine starts operating in 2007, bauxite purchases will return to their normal level, corresponding to CVRD’s “take” in MRN.
Personnel expenses in 2Q06 reached US$ 159 million, US$ 42 million higher than in 2Q05. Beside the effect of the annual salary increase, valid from July 2005, the costs were negatively affected by the currency appreciation and by the higher number of employees due to the expansion of the Company’s activities.
Demurrage expenses — penalty payments for delay in loading ships in the Company’s ports — were US$ 15 million, compared with US$ 16 million in 2Q05. Therefore, there was a 15.2% reduction in the demurrage per ton shipped, from US$ 0.33 in 2Q05 to US$ 0.28 in 2Q06.
Total depreciation and amortization in the quarter was US$ 56 million higher than in 2Q05, at US$ 183 million, due to the raise in the value of the Company’s asset base, and accounts for 14.9% of the variation in COGS.
Sales, general and administrative (SG&A) expenses amounted to US$ 212 million in 2Q06, US$ 77 million more than in 2Q05, basically reflecting higher sales expenses (US$ 33 million), administrative personnel expenses (US$ 14 million), and depreciation (US$ 14 million).
In line with the capex programmed for 2006, research and development (R&D) expenses, accounted as current costs, totaled US$ 101 million in 2Q06, compared to US$ 54 million in 2Q05 and US$ 71 million in 1Q06.
2Q06

US GAAP
COST OF GOODS SOLD

	US $million
	2Q05%		1Q06%		2Q06%
Outsourced services	342	22.7	419	24.7	456	24.2
Material	279	18.5	292	17.2	345	18.3
Energy	265	17.6	290	17.1	330	17.5
Fuels	148	9.8	171	10.1	197	10.5
Electric energy	117	7.8	119	7.0	133	7.1
Acquisition of products	296	19.6	285	16.8	295	15.7
iron ore and pellets	215	14.3	201	11.9	177	9.4
Bauxite and other products	81	5.4	84	5.0	118	6.3
Personnel	117	7.8	146	8.6	159	8.4
Depreciation and exhaustion	127	8.4	158	9.3	183	9.7
Others	82	5.4	105	6.2	116	6.2
Total	1,508	100.0	1,695	100.0	1,884	100.0
RECORD OPERATIONAL PERFORMANCE
Operational profit, measured by adjusted EBIT, was once again a record in 2Q06, at US$ 1.873 billion, 5.8% more than in 2Q05 and 40.2% more than in 1Q06.
The improvement of US$ 610 billion in net sales revenue, partially offset by the increase of US$ 376 million in COGS, US$ 77 million in SG&A, and US$ 47 million in R&D expenses, contributed to the increment of US$ 102 million in adjusted EBITDA.
Adjusted EBIT margin was 45.2%, vs. 50.1% in 2Q05 and 40.0% in 1Q06. Average operational margin over the last 18 quarters — from 1Q02 through 2Q06, has been 37.2%, and since 2Q05 this average has been above or equal to 40.0%.
CASH FLOW REACHES AN ALL-TIME HIGH FIGURE
CVRD’s adjusted EBITDA in 2Q06 — a new record, and once again above US$ 2 billion, at US$ 2.176 billion — was 7.0% higher than in 2Q05, US$ 2.033 billion.
Eliminating the effects of the retroactive adjustments of iron ore and pellet prices gives a more balanced view of the change in adjusted EBITDA: the value for 2Q06 would be US$ 2.255 billion, compared with US$ 1.715 billion in 2Q05, showing a higher growth rate, of 31.3%, than the one considering the reported figures, of 7.0%.
Adjusted EBITDA in the last-12-months until June 2006 was US$ 7.319 billion, 45.4% more than in the same period of 2Q05. This quarter was the 17th consecutive quarter of growth in adjusted LTM EBITDA.
The main components in the US$ 143 million increase in adjusted EBITDA from 2Q05 to 2Q06 are US$ 102 million growth in adjusted EBIT, US$ 69 million increase in depreciation and US$ 28 million decrease in dividends paid by non-consolidated companies.
Dividends paid by non-consolidated companies, affiliated companies and joint ventures, in 2Q06 totaled US$ 98 million, vs. US$ 126 million received in 2Q05. They include US$ 28 million from Usiminas, US$ 22 million from MRN, US$ 20 million from MRS, US$ 15 million from Henan Longyu Resources and US$ 11 million from Kobrasco.
2Q06

US GAAP
From 2001 to 2005, the dividends received by CVRD had average annual growth rate of 39.3%, while the average amount of the last four quarters was US$ 126 million. Although, in the meantime, the consolidation of several companies previously not consolidated, such as Caemi, Albras and Alunorte, and sale of our stakes in some non-consolidated companies contributed to diminish the dividends received, the improvement in the financial performance of the remaining affiliated companies and joint ventures more than offset such effect.
By business area, cash flow in 2Q06 breaks down was as follows: ferrous minerals 73.0%; aluminum 15.6%; non-ferrous minerals 8.0%; and logistics 6.2%. Expenses on R&D not allocated to the business areas reduced adjusted EBITDA by a total of US$ 101 million.
QUARTERLY ADJUSTED EBITDA

	US $million
	2Q05	1Q06	2Q06
Net operating revenues	3,536	3,340	4,146
COGS	(1,508)	(1,695)	(1,884)
SG&A	(135)	(168)	(212)
Research and development	(54)	(71)	(101)
Other operational expenses	(68)	(70)	(76)
Adjusted EBIT	1,771	1,336	1,873
Depreciation, amortization & exhaustion	136	181	205
Dividends received	126	112	98
Adjusted EBITDA	2,033	1,629	2,176
FINANCIAL REVENUE (EXPENSES)
CVRD reported net financial expenses of US$ 172 million in 2Q06. This result is US$ 452 million lower than in 2Q05, when the Company posted net financial revenues of US$ 280 million.
Financial revenues amounted to US$ 45 million, vs. US$ 27 million in 2Q05, as a result of higher interest rates and a higher average in cash balance.
Financial expenses added US$ 245 million, US$ 194 million more than in 2Q05. The most important components for this increment were losses on derivatives transactions, of US$ 54 million, and the negative effect from marking to market of the non-convertible shareholders debentures.
The losses on derivatives resulted from remaining hedge transactions on aluminum prices. In addition to this effect, since the cost of electricity consumed by Albras is indexed to the LME aluminum price, FASB 133 considers this as a derivative. Thus, as fluctuations on the LME aluminum price change the present value of the electricity expenses related to the energy amount under the contract, the Company is oblied to register in its financial results such effect as loss or gain. Given the metal price increased in 2Q06 compared to 1Q06, the effect on the present value of the contract was accounted as loss of US$ 13 million.
In May 1997, due to its privatization process, CVRD issued non-convertible shareholders debentures, whose remuneration was established as a percentage of revenues related to future exploration of certain mineral assets. These debentures were registered at CVM — Comissão de Valores Mobiliários do Brasil (the Brazilian Securities and Exchange Commission) in 2002 and are traded at the SND - Sistema Nacional de Debêntures (the National Debenture System), under the supervision of ANDIMA - Associação Nacional das Instituições do Mercado Aberto (the National Association of Open Market Institutions), www.debentures.com.br.
2Q06

US GAAP
These debentures are liabilities of the Company and, therefore, their value is marked to market. The higher liquidity of these securities on SND transactions and the significant rise of their average prices, from R$ 0,060999 in 1Q06 to R$ 0,325928 in 2Q06, led to the update of the book value of these liabilities on June 30, 2006 to US$ 59 million — resulting in an accounting loss of US$ 48 million.
Interest expenses were US$ 9 million higher since the reduction in the average cost of debt partially offset the enlargement in the gross debt, from US$ 4.168 billion on June 30, 2005 to US$ 5.883 billion on the end of this quarter.
The 8.6% appreciation in the BRL/USD exchange rate from June 30, 2005 to the end of 2Q06 generated a positive accounting effect — monetary variation — of US$ 28 million in the result for 2Q06. This amount is US$ 276 million lower than in 2Q05, when exchange rate variations gave rise to an accounting gain of US$ 304 million.
EQUITY INCOME
Equity income from subsidiaries contributed US$ 184 million to the net earnings for 2Q06. The figure was 16.4%, or US$ 36 million, lower than in 2Q05. The companies in the ferrous minerals business was responsible for 47.3% of this total; steel companies 25.0%; aluminum production chain 12.0%; logistics 13.0%; and coal 2.2%.
The pelletizing joint ventures — Nibrasco, Hispanobras, Kobrasco, Itabrasco, Samarco and GIIC - returned US$ 87 million, which was US$ 41 million lower than the amount for 2Q05. The lower figure reflects the sale of GIIC, reducing the total by US$ 19 million. Samarco was the joint venture providing the highest contribution to CVRD’s earnings, with US$ 67 million.
Equity income from the aluminum production chain, at US$ 22 million, was 22% higher than in 2Q05. The contribution of MRN reduced from US$ 17 million to US$ 14 million, and the contribution of Valesul was US$ 1 million higher, at US$ 8 million.
CVRD’s investment in Henan Longyu Energy Resources Ltd., the Chinese anthracite coal producing company, produced equity income of US$ 4 million.
Investments in the logistics companies yielded US$ 24 million in the quarter, twice the return achieved in 2Q05.
Equity income from the holdings in the steel industry totaled US$ 46 million in 2Q06, vs. US$ 62 million in 2Q05.
RESULT FROM SHAREHOLDINGS

	US $million
	2Q05	1Q06	2Q06
Iron Ore and Pellets	128	80	87
Aluminum, Alumina and Bauxite	18	16	22
Logistics	12	14	24
Steel	62	41	46
Coal	—	7	4
Others	—	(2)	1
Total	220	156	184
2Q06

US GAAP
RECORD QUARTERLY NET EARNINGS: US$ 1.9 BILLION
CVRD reached record net earnings of US$ 1.880 billion in 2Q06, US$ 250 million more than the previous record of US$ 1.630 billion obtained in 2Q05. Net earnings in the first half of 2006 was US$ 3.051 billion, and in the last-12-months (LTM) until June 2006 was US$ 5.564 billion.
Components of the improvement of US$ 102 million in operational profit between 2Q05 and 2Q06 included elimination of the negative effect of US$ 99 million in minority shareholding participating as a result of the stock merger with Caemi, and US$ 338 million as gain on sales of assets, from the sale of the stake in GIIC.
A HEALTHY BALANCE SHEET: RATING UPGRADED
CVRD’s total debt on June 30, 2006 was US$ 5.883 billion, vs. US$ 6.063 billion on March 31, 2006 and US$ 4.168 billion on June 30, 2005. Net debt (c) at the end of June 2006 was US$ 3.989 billion, compared to US$ 4.419 billion at the end of March 2006, and US$ 3.212 billion at the end of June 2005.
The average tenor of the debt on June 30, 2006 was 8.27 years, longer than the average tenor of 6.57 years at June 30, 2005, and 8.15 years at the end of March 2006. Of the total debt on June 30, 2006, 53% was indexed to floating rates, and 47% was at fixed rates of interest.
Total debt/LTM adjusted EBITDA(d) diminished from 0.84x on March 31, 2006 to 0.80x on June 30, 2006. Meanwhile, total debt/EV(e) was maintained in the level of 10%.
Interest coverage as measured as LTM adjusted EBITDA/Interest paid(f) was slightly reduced, from 27.08x at the end of the first quarter to 23.76x on June 30, 2006.
Thus, in spite of the increase of total debt in first half of 2006, which was largely due to the anticipation of fund raising to take advantage from lower interest rates, our debt leverage and interest coverage indices are at extremely comfortable levels.
In 2Q06 Fitch Ratings gave CVRD investment grade rating (BBB-), becoming the fourth rating globally-operating agency to do so. Simultaneously, Standard & Poor’s (S&P) and Dominion Bond Rating Services (DBRS) also upgraded CVRD’s risk rating — S&P from BBB to BBB+, and DBRS from BBBlow to BBBhigh. These two changes place CVRD only one notch below the A band, the highest on the credit rating agencies’ classification scale.
2Q06

US GAAP
FINANCIAL EXPENSES

	US $million
Financial expenses on:	2Q05	1Q06	2Q06
Debt with third parties	(57)	(66)	(68)
Debt with related parties	(4)	(2)	(2)
Total debt-related financial expenses	(61)	(68)	(70)
Gross interest on:	2Q05	1Q06	2Q06
Tax and labour contingencies	(13)	(26)	(26)
Tax on financial transactions (CPMF)	(16)	(21)	(18)
Derivatives	56	(66)	(54)
Others	(17)	(32)	(77)
Total gross interest	10	(145)	(175)
Total	(51)	(213)	(245)
DEBT INDICATORS

	US $million
	2Q05	1Q06	2Q06
Total debt	4,168	6,063	5,883
Net debt	3,212	4,419	3,989
Total debt / adjusted LTM EBITDA (x)	0.83	0.84	0.80
Adjusted LTM EBITDA / LTM interest expenses (x)	17.73	27.08	23.76
Total debt / EV (%)	10.98	10.31	9.85
Enterprise Value = market capitalization + net debt
PERFORMANCE OF THE BUSINESS SEGMENTS
•	Ferrous minerals
Shipments of iron ore and pellets in 2Q06 totaled 67.583 million tons, 8.3% more than in 2Q05, reflecting an expansion in the production of iron ore at all the Company’s sites, and the continuing high demand for fines and lumps.
In the first half of 2006, iron ore and pellet sales were 131.469 million, showing a 7.6% growth compared to 1H05, when sales reached 122.182 million tons.
Iron ore sales were 62.518 million tons in 2Q06, 11.3% more than in 2Q05, a new quarterly record, exceeding the 4Q05 quarterly volume record by 3.368 million tons.
At the same time, as expected, sales of pellets, at 5.065 million tons, were lower than in 2Q05 (5.894 million tons) and 1Q06 (6.219 million tons). São Luís remained closed in 2Q06, but with resumption of vigorous demand for pellets in the seaborne market, was started up again in the second half of July.
In 2Q06 CVRD acquired 3.689 million tons of iron ore from mining companies in the Iron Quadrangle in state of Minas Gerais, Brazil, to complement its own production — which once again was a record in the quarter, at 65.9 million tons.
CVRD sold 19.967 million tons of iron ore and pellets to China in 2Q06, 29.5% of its total sales volume, and 70.0% more than in 2Q05. The Japanese market absorbed 6.057 million tons, or 9.0% of CVRD’s total sales in the quarter; Germany, 5.093 million tons, 7.5%; and France 2.290 million tons, 3.4%.
2Q06

US GAAP
Sales to Brazilian steel makers and pig iron producers added 9.010 million tons, 13.3% of total shipments, and sales to the Tubarão joint ventures were 5,597 million tons, 8.3% of total shipments.
If the effect of the retroactive price adjustment is eliminated, the average price realized for iron ore shipments in 2Q06 was US$ 40.79 per ton, 18.3% more than in 1Q06. In pellets, the adjusted price is US$ 76.21 per ton, the same as the figure for 1Q05 — reflecting the higher proportion, in this quarter’s shipments, of direct reduction pellets, which command a 10% premium over blast furnace pellets.
Shipments of manganese ore in the quarter were 198,000 tons, and sales of ferro-alloys reached 144,000 tons. These figures are at the same levels as in 2Q05, when the sales volume were, respectively, 194,000 tons and 147,000 tons.
The average price of manganese ore sales in 2Q06 was US$ 55.56 per ton, 43.3% lower than in 2Q05, reflecting the excess of global supply.
After a significant decline which began in mid 2004, alloy prices began to stabilize at the end of 2005 and recovered slightly in the first half of 2006 as a result of the contraction of supply and expansion of steel production. Therefore, the average price of our shipments in 2Q06 was US$ 805.56, 14.2% lower than in 2Q05, but 6.8% higher than in 1Q06.
Revenues from ferrous minerals — iron ore, pellets, manganese and ferro-alloys — in 2Q06 amounted to US$ 3.011 billion in 2Q06, slightly more than in 2Q05, of US$ 2.908 billion. Removing the effects of the retroactive price adjustments in the two periods (US$ 318 million in 2Q05 and US$ 138 million in 2Q06), the yoy variation would be US$ 283 million, or 10.9%, higher than in 2Q05.
The revenue from sales of iron ore in the quarter was US$ 2.471 billion; pellet sales sumed up US$ 386 million; operational services for the Tubarão pelletizing plants US$ 17 million; manganese ore US$ 11 million, and ferro-alloys US$ 116 million.
Adjusted EBIT margin was 48.4%, which compares with 56.7% in 2Q05 and 44.8% in 1Q06.
Adjusted EBITDA in 2Q06 reached US$ 1.588 billion, vs. US$ 1.690 billion in 2Q05 and US$ 1.334 billion in 1Q06.
FERROUS MINERALS

	2Q05	1Q06	2Q06
Adjusted EBIT margin (%)	56.7	44.8	48.4
Adjusted EBITDA (US$ million)	1,690	1,334	1,588
•	Aluminum products
CVRD sold 867,000 tons of alumina in 2Q06, beating the prior quarterly record of 4Q03 (756,000 tons). The positive variation of 115.7% from 2Q05 reflects completion of the ramp-up of the capacity expansion at the Barcarena refinery to 4.4 million tons. The refinery achieved quarterly production record of one million tons in the quarter.
Average price realized, of US$ 391.00 per ton, was 42.9% higher than in 2Q05, representing 14.6% of the average LME price of aluminum.
Sales of primary aluminum totaled 112,000 tons in 2Q06, equal to the level of 1Q06, and 2,000 tons higher than the total shipments in 2Q05 — result of
2Q06

US GAAP
productivity gains in operation of the Barcarena smelter, which also posted a quarterly production record.
The average sale price of aluminum in 2Q06, US$ 2,607.14 per ton, was 40.6% higher than in 2Q05, of US$ 1,854.55 per ton.
Revenue from sales of bauxite, alumina and aluminum in the quarter consisted of US$ 640 million, vs. US$ 327 million in 2Q05.
The operational margin in the aluminum chain increased substantially, from 32.7% in 2Q05 to 35.8% in 1Q06, and 47.4% in 2Q06.
Hence, adjusted EBITDA in 2Q06, US$ 339 million, was more than double of 2Q05, US$ 154 million, and 64.6% more than the EBITDA of US$ 206 million posted in 1Q06.
ALUMINUM PRODUCTS

	2Q05	1Q06	2Q06
Adjusted EBIT margin (%)	32.7	35.8	47.4
Adjusted EBITDA (US$ million)	154	206	339
•	Non-ferrous minerals
The improved copper concentrate sales were central to the achievement of adjusted EBIT margin of 53.8% in the non-ferrous minerals business, 144 basis points higher year-on-year, and the US$ 175 million adjusted EBITDA in this business division, vs. US$ 79 million in 2Q05, and US$ 74 million in 1Q06.
Volumes of copper concentrate shipped in 2Q06 amounted to 105,000 tons, similar to the level of 2Q05, and 35,000 tons more than in 1Q06 — reflecting recovery of production at Sossego.
Average price for copper concentrate in 2Q06 was US$ 1,952 per ton, more than double the figure for 2Q05. Copper concentrate sales produced revenue of US$ 205 million, US$ 112 million higher than in 2Q05.
In kaolin, volume sold was 305,000 tons, on a level with 2Q05 sales of 303,000 tons. Average price, at US$ 154.10 per ton was 3.8% more than in 2Q05. Revenue from kaolin was equal to US$ 47 million in 2Q06.
The reduction in the area of land planted by farmers in Brazil, a response to fall in profitability resulting from the appreciation of the Real against the US dollar, and also the reduction in the price of soybeans since 2Q04 and increased input prices, led to a strong retraction in consumption of potash. Meanwhile, the price of potash, after a peak in 2Q05, continued to decline, due to contraction in the global demand.
Therefore our potash sales in 2Q06 were 121,000 tons, 6.2% less than in 2Q05. With the reduction of average price from US$ 240.31 per ton in 2Q05 to US$ 190.08 per ton, revenue was US$ 8 million lower, at US$ 23 million in 2Q06, than in 2Q05, of US$ 31 million.
NON FERROUS MINERALS

	2Q05	1Q06	2Q06
Adjusted EBIT margin (%)	39.4	27.9	53.8
Adjusted EBITDA (US$ million)	79	74	175
2Q06

US GAAP
•	Logistics services
The pursuit for productivity gains in the railroad operations has resulted in improved energy efficiency, with fuel consumption per gross ton-kilometer 3.2% lower on the Vitória a Minas railroad, and 6.3% lower on the Centro-Atlântica (FCA) — and unchanged on the Carajás railroad, which has the lowest fuel consumption of the three.
The problems of Brazilian agriculture, and the 8.4% lower steel production in Brazil in the first half of the year, were adverse for performance of CVRD’s railroads since these sectors are their main clients. Our railroads carried 7.365 billion ntk (net ton-kilometers) of general cargo for clients in 2Q06, almost unchanged from the 7.418 billion ntk carried in 2Q05. The principal cargoes were agricultural products 47.3% of the total, steel industry inputs and products, 38.1%; and fuels, 6.5%.
CVRD’s ports terminals handled 7.818 million tons of general cargo, compared with 8.336 million tons in 2Q05.
Logistics services provided revenue of US$ 362 million in 2Q06, 14.6% more than their revenue of US$ 316 million in 2Q05. Revenue per ntk increased on the FCA and Carajás railroads — by 18.9% and 26.4%, respectively — and was 9.1% lower on the Vitória a Minas railroad.
Rail transport for clients produced revenue of US$ 273 million, and port services US$ 58 million; coastal shipping and port support services US$ 31 million.
Adjusted EBIT margin in 2Q06 was 28.7%, slightly lower than in 2Q05, when it was 30.0%.
Adjusted EBITDA in 2Q06 was US$ 135 million, vs. US$ 130 million in 2Q05.
LOGISTICS

	2Q05	1Q06	2Q06
Adjusted EBIT margin (%)	30.0	20.8	28.7
Adjusted EBITDA (US$ million)	130	80	135
VOLUME SOLD, PRICES AND REVENUES
VOLUME SOLD: IRON ORE AND PELLETS

	thousands of tons
	2Q05%		1Q06%		2Q06%
Iron ore	56,167	90.0	57,992	90.8	62,518	92.5
Pellets	6,219	10.0	5,894	9.2	5,065	7.5
Total	62,386	100.0	63,886	100.0	67,583	100.0
VOLUME SOLD: MINERALS AND METALS

	thousands of tons
	2Q05	1Q06	2Q06
Manganese ore	194	149	198
Ferro-alloys	147	126	144
Alumina	402	504	867
Primary aluminum	110	112	112
Bauxite	475	319	265
Potash	129	103	121
Kaolin	303	321	305
Copper concentrate	105	70	105
2Q06

US GAAP
IRON ORE AND PELLET SALES BY DESTINATION

	thousands of tons
	2Q05%		1Q06%		2Q06%
Americas	15,480	24.8	14,611	22.9	16,199	24.0
Brazil	14,397	23.1	13,966	21.9	14,607	21.6
Steel mills and pig iron producers	9,038	14.5	8,671	13.6	9,010	13.3
Pelletizing JVs	5,359	8.6	5,295	8.3	5,597	8.3
USA	1,083	1.7	645	1.0	1,592	2.4
Asia	19,233	30.8	26,741	41.9	27,991	41.4
China	11,747	18.8	17,170	26.9	19,967	29.5
Japan	6,249	10.0	6,561	10.3	6,057	9.0
South Korea	1,237	2.0	3,010	4.7	1,967	2.9
Europe	20,016	32.1	15,968	25.0	16,579	24.5
Germany	6,466	10.4	5,444	8.5	5,093	7.5
France	2,850	4.6	2,546	4.0	2,290	3.4
Others	10,700	17.2	7,978	12.5	9,196	13.6
Rest of the World	7,658	12.3	6,566	10.3	6,814	10.1
Total	62,387	100.0	63,886	100.0	67,583	100.0
LOGISTICS SERVICES — GENERAL CARGO

	2Q05	1Q06	2Q06
Railroads (million ntk)	7.418	5.779	7.365
Ports (thousand tons)	8.336	6.252	7.818
AVERAGE PRICES REALIZED

	US $/ton
	2Q05	1Q06	2Q06
Iron ore	38.58	34.49	39.52
Pellets	90.69	75.33	76.21
Manganese	97.94	80.54	55.56
Ferro alloys	938.78	753.97	805.56
Alumina	273.63	317.46	391.00
Aluminum	1,854.55	2,321.43	2,607.14
Bauxite	27.37	28.21	30.19
Potash	240.31	213.59	190.08
Kaolin	148.51	149.53	154.10
Copper concentrate	885.71	1,585.71	1,952.38
2Q06

US GAAP
GROSS REVENUE BY PRODUCT

	US $million
	2Q05%		1Q06%		2Q06%
Ferrous minerals	2,908	78.2	2,579	73.9	3,011	69.8
Iron ore	2,167	58.2	2,000	57.3	2,471	57.3
Pellet plant operation services	6	0.2	18	0.5	17	0.4
Pellets	564	15.2	444	12.7	386	8.9
Manganese ore	19	0.5	12	0.3	11	0.3
Ferro-alloys	138	3.7	95	2.7	116	2.7
Others	14	0.4	10	0.3	10	0.2
Non ferrous minerals	169	4.5	181	5.2	275	6.4
Potash	31	0.8	22	0.6	23	0.5
Kaolin	45	1.2	48	1.4	47	1.1
Copper concentrate	93	2.5	111	3.2	205	4.8
Aluminum products	327	8.8	429	12.3	640	14.8
Primary aluminum	204	5.5	260	7.4	293	6.8
Alumina	110	3.0	160	4.6	339	7.9
Bauxite	13	0.3	9	0.3	8	0.2
Logistics services	316	8.5	289	8.3	362	8.4
Railroads	233	6.3	213	6.1	273	6.3
Ports	53	1.4	49	1.4	58	1.3
Shipping	30	0.8	27	0.8	31	0.7
Others	1	0.0	12	0.3	25	0.6
Total	3,721	100.0	3,490	100.0	4,313	100.0
PROFITABILITY AND CASH FLOW
ADJUSTED EBIT MARGIN BY BUSINESS AREA

	2Q05	1Q06	2Q06
Ferrous minerals	56.7%	44.8%	48.4%
Non ferrous minerals	39.4%	27.9%	53.8%
Aluminum	32.7%	35.8%	47.4%
Logistics	30.0%	20.8%	28.7%
Total	50.1%	40.0%	45.2%
ADJUSTED EBITDA BY BUSINESS AREA

	US $million
	2Q05%		1Q06%		2Q06%
Ferrous minerals	1,690	83.1	1,334	81.9	1,588	73.0
Non- ferrous minerals	79	3.9	74	4.5	175	8.0
Logistics	130	6.4	80	4.9	135	6.2
Aluminum	154	7.6	206	12.6	339	15.6
Others	(20)	(1.0)	(65)	(4.0)	(61)	(2.8)
Total	2,033	100.0	1,629	100.0	2,176	100.0
CAPITAL EXPENDITURE
CVRD’s capex in 2Q06 reached US$ 818 million, 27.4% less than the US$ 1.126 billion expended in 1Q06 — which included the acquisition of the assets of Rio Verde Mineração for US$ 47 million - and was at the same level as the 2Q05 capex of US$ 821 million.
Total capital expenditure in the first half of the year was US$ 1.944 billion, 39.8% higher than the capex of US$ 1.391 billion in the first half of 2005.
2Q06

US GAAP
Investment in organic growth — projects and R&D — totaled US$518 million in the quarter, while “stay-in-business capex” reached US$300 million. CVRD’s investment in R&D in 2Q06 was US$101 million, which compares with US$81 million in the prior quarter and US$43 million in 2Q05. This spending was concentrated on identifying new deposits of copper, coal, nickel and manganese, and in studies for projects (conceptual, pre-feasibility, and feasibility).
The new mine at Brucutu, in the Southern System, one of CVRD’s most important iron ore projects, is starting pre-operational tests, and we expect it to start producing in August.
Start-up of operations at the 118 project, CVRD’s second copper mine, is being delayed by a year due to extra time taken to acquire the license for implementation — so that it is now scheduled to start operating only in 2009.
Shandong Yankuang International Coking Ltd, a Chinese producer of metallurgical coke, where the Company owns a 25% stake, started its operation in the end of June 2006. The estimated production capacity is 2 million tons per year of coke and 200,000 tons per year of methanol.
•	Current projects at implementation phase

		2006
		budget,
Area	Project	US$ MM	Status

Ferrous minerals	Expansion of Carajás iron ore capacity to 85 Mtpy — Northern System	41	This project will increase capacity by 15 million tons per year — completion in 3Q06.

	Expansion of capacity of Carajás iron ore mines to 100 Mtpy — Northern System	289	This project will increase CVRD’s annual output capacity by 15 million tons, with conclusion planned for the second half of 2007. The Ponta da Madeira Port Terminal will be expanded, and Pier III will be extended, with a third ship loading unit and fourth shipment line.

	Brucutu iron ore mine — Southern System	310	Completion of Phase I is expected in 2Q06, increasing nominal production capacity to 12 million tons per year. Phase II is scheduled for completion in 1Q07, bringing the mine’s capacity to 24 million tons per year.

	Fazendão iron ore mine — Southern System	39	Project to produce 14 million tons of run-of-mine (ROM — unprocessed) iron ore per year. The project makes Samarco’s third pelletization plant viable. Work will start in 2H06, for completion and operational start-up in second half 2007.

	Expansion of the Fábrica iron ore mine — Southern System	88	Expansion by 5 million tons, from 12 to 17 million tons per year, with start-up planned for 4Q07.

	Expansion of the Tubarão port — Southern System	20	Project to expand the conveyor belt systems, patio machinery and new storage platforms, adding 10 million tons per year to the port’s handling capacity — conclusion planned for 1Q07.

	Itabiritos	338	Construction of a pelletization plant in Minas Gerais state, with nominal annual production capacity of seven million tons, and an iron ore concentration plant. Start-up planned for second half 2008.
2Q06

US GAAP

		2006
		budget,
Area	Project	US$ MM	Status

	Tubarão VIII	31	Construction of pelletization plant, with nominal production capacity of 7 Mtpy in the Tubarão complex. Start-up planned for 2008. Subject to CVRD Board of Directors approval.

Non-ferrous minerals	118 copper mine	21	This project will have capacity to produce 36,000 tons per year of copper cathode. Key equipment has been ordered and start-up is scheduled for first half 2009. Proceedings to obtain the license for the project are in progress.

	Vermelho nickel mine	97	Estimated production capacity is 46,000 tons of metallic nickel and 2,800 tons of cobalt, per year. The main equipment has been ordered. EPCM (Engineering, Procurement, Construction Management) contracts were signed in December 2005. Proceedings to obtain environmental license are in progress. Start-up of the mine timetabled for fourth quarter 2008.

	Paragominas I bauxite mine	210	The first phase of this mine will produce 5.4 million tons of bauxite per year starting in 1Q07. A 244-km ore pipeline will transport the bauxite to the Barcarena alumina refinery, in the Brazilian state of Pará — its construction is planned for completion in December 2006.

	Stages 6 and 7 of Alunorte — alumina	239	This will increase Alunorte’s capacity to 6.26Mtpy of alumina — conclusion is planned for 2Q08.

	Paragominas II bauxite mine	14	The second phase of Paragominas will add 4.5Mtpy to the capacity of 5.4Mtpy resulting from the first phase. Conclusion timetabled for 2Q08.

Logistics	Railroads (EFVM, EFC, FCA): acquisition of locomotives and wagons	379	In 2006, CVRD will acquire 22 locomotives, and 1,426 rail wagons — 150 for general cargo and 1,276 to carry iron ore. All the locomotives will be used to haul iron ore.

Power generation	Capim Branco I and II hydroelectric power plants	61	Both are on the Araguari river in the state of Minas Gerais, and will have generation capacity, respectively, of 240MW and 210MW. Capim Branco I started operating in 1Q06. Capim Branco II is timetabled for start-up in 1Q07.

	Estreito hydroelectric power plant	68	On the Tocantins river, on the border between the Brazilian states of Maranhão and Tocantins. Planned installed capacity of 1,087MW. Start of construction is planned for 2006, subject to obtaining installation license. First rotor is expected to start producing in second half 2009.

Steel holdings	Ceará Steel	11	Project for a steel slab plant in the state of Ceará in Brazil’s Northeast region, with nominal capacity for 1.5 million tons per year. Start-up planned for 2009.

	CSA	72	Project for a steel slab plant in the state of Rio de Janeiro, with nominal capacity for 5 million tons per year, and start-up in the first half of 2009. CVRD’s Board of Directors approved the investment in 1Q06.
TOTAL CAPEX BY BUSINESS AREA
US$ million

By business area	2Q06		1H06
Ferrous minerals	407	49.8%	926	47.6%
Non-ferrous minerals	94	11.6%	177	9.1%
Logistics	107	13.0%	335	17.2%
Aluminum	131	16.0%	349	18.0%
Coal	21	2.6%	29	1.5%
Energy	20	2.5%	45	2.3%
Steel holdings	6	0.7%	14	0.7%
Other	32	3.9%	69	3.6%
Total	818	100.0%	1,944	100.0%
2Q06

US GAAP
CONFERENCE CALL AND WEBCAST
CVRD will hold a conference call and webcast on August 4, at 12:00 midday Rio de Janeiro time, 11:00 am US Eastern Standard Time, 4:00 pm UK time. Instructions for participation are on the website www.cvrd.com.br, under Investor Relations. A recording will be available on CVRD’s site for 90 days from August 4.
FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see CVRD quarterly financial statements on www.cvrd.com.br, under Investor Relations.
2Q06

US GAAP
INCOME STATEMENTS
US$ million

	2Q05	1Q06	2Q06
Gross operating revenues	3,721	3,490	4,313
Taxes	(185)	(150)	(167)
Net operating revenue	3,536	3,340	4,146
Cost of goods sold	(1,508)	(1,695)	(1,884)
Gross profit	2,028	1,645	2,262
Gross margin (%)	57.4	49.3	54.6
Selling, general and administrative expenses	(135)	(168)	(212)
Research and development expenses	(54)	(71)	(101)
Employee profit-sharing	(24)	(28)	(35)
Others	(44)	(42)	(41)
Operating profit	1,771	1,336	1,873
Financial revenues	27	42	45
Financial expenses	(51)	(213)	(245)
Monetary variation	304	259	28
Gains on sale of affiliates	—	9	338
Tax and social contribution (Current)	(330)	(242)	(158)
Tax and social contribution (Deferred)	(107)	(53)	(80)
Equity income and provision for losses	220	156	184
Minority shareholding participation	(204)	(123)	(105)
Net earnings	1,630	1,171	1,880
Earnings per share (US$)	0.71	0.51	0.77
BALANCE SHEET
US$ million

	06/30/05	03/31/06	06/30/06
Assets
Current	4,634	5,647	6,313
Long-term	1,911	2,345	2,619
Fixed	13,022	19,769	20,550
Total	19,567	27,761	29,482
Liabilities
Current	3,002	2,831	3,652
Long term	6,316	8,375	8,622
Shareholders’ equity	10,249	16,555	17,208
Paid-up capital	6,366	8,918	8,893
Reserves	3,883	7,637	8,315
Total	19,567	27,761	29,482
2Q06

US GAAP
CASH FLOW
US$ million

	2Q05	1Q06	2Q06
Cash flows from operating activities:
Net income	1,630	1,171	1,880
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	136	181	205
Dividends received	126	112	98
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(220)	(156)	(184)
Deferred income taxes	107	53	80
Provisions for contingencies	(3)	13	19
Gain on sale of investment	—	(9)	(338)
Foreign exchange and monetary losses	(298)	(291)	(75)
Net unrealized derivative losses	(85)	44	51
Minority interest	204	123	105
Net interest payable	38	(28)	40
Others	(59)	46	(21)
Decrease (increase) in assets:
Accounts receivable	(472)	162	(346)
Inventories	(50)	(17)	(23)
Others	(187)	(108)	(38)
Increase (decrease) in liabilities:
Suppliers	142	(367)	103
Payroll and related charges	13	(108)	47
Income Tax	325	(178)	175
Others	76	(172)	(34)
Net cash provided by operating activities	1,423	471	1,744
Cash flows from investing activities:
Loans and advances receivable	(5)	44	(34)
Guarantees and deposits	(3)	(23)	(12)
Additions to investments	(90)	(2)	(2)
Additions to property, plant and equipment	(777)	(855)	(961)
Proceeds from disposals of investment	—	14	418
Proceeds from disposals of property, plant and equipment	1	9	29
Net cash used in investing activities	(874)	(813)	(562)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	216	50	(65)
Loans	(6)	(30)	30
Long-term debt	125	1,347	4
Stock Treasury	—	—	(25)
Repayments of long-term debt	(432)	(321)	(200)
Interest attributed to shareholders	(500)	—	(669)
Net cash used in financing activities	(597)	1,046	(925)
Increase (decrease) in cash and cash equivalents	(45)	704	257
Effect of exchange rate changes on cash and cash equivalents	(121)	(101)	(7)
Cash and cash equivalents, beginning of period	1,122	1,041	1,644
Cash and cash equivalents, end of period	956	1,644	1,894
Cash paid during the period for:
Interest on short-term debt	—	(1)	(5)
Interest on long-term debt	(35)	(94)	(73)
Income tax	(171)	(187)	(31)
Non-cash transactions
Income tax paid with credits	(53)	(30)	(40)
Interest capitalized	(9)	(31)	(31)
2Q06

US GAAP
APPENDIX
Reconciliation between US GAAP and “non-GAAP” information
(a) Adjusted EBIT
US$ million

	2Q05	1Q06	2Q06
Net operational revenue	3,536	3,340	4,146
Cost of goods sold	(1,508)	(1,695)	(1,884)
Sales, general and administrative expenses	(135)	(168)	(212)
Research and development	(54)	(71)	(101)
Other operational expenses	(68)	(70)	(76)
Adjusted EBIT	1,771	1,336	1,873
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. CVRD uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. CVRD provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW
US$ million

	2Q05	1Q06	2Q06
Operational cash flow	1,426	471	1,744
Income tax	330	242	158
FX and monetary losses	(6)	32	47
Financial expenses	(14)	199	160
Net working capital	153	787	116
Other	144	(102)	(49)
Adjusted EBITDA	2,033	1,629	2,176
(c) Net debt
RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT
US$ million

	2Q05	1Q06	2Q06
Gross debt	4,168	6,063	5,883
Cash and cash equivalents	956	1.644	1,894
Net debt	3,212	4,419	3,989
2Q06

US GAAP
(d) Total debt / Adjusted LTM EBITDA

	2Q05	1Q06	2Q06
Total debt / Adjusted LTM EBITDA (x)	0.83	0.84	0.80
Total debt / LTM operational cash flow (x)	1.03	1.17	1.06
(e) Total debt/Enterprise value

	2Q05	1Q06	2Q06
Total debt / EV (%)	10.98	10.31	9.85
Total debt / total assets (%)	21.30	21.84	19.97
Enterprise value = Market capitalization + Net debt
(f) Adjusted LTM EBITDA / LTM interest payments

	2Q05	1Q06	2Q06
Adjusted LTM EBITDA / LTM interest payments (x)	17.73	27.08	23.76
LTM operational profit / LTM interest payments (x)	15.05	22.63	19.72

This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian economy and the capital markets, which are volatile and may be affected by developments in other countries; the iron ore business and its dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.

2Q06

COMPANHIA VALE DO RIO DOCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005	F-3

Condensed Consolidated Statements of Income for the three-month periods ended June 30, 2006 and 2005 and March 31, 2006 and for the six-month periods ended June 30, 2006 and 2005	F-5

Condensed Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2006 and 2005 and March 31, 2006 and for the six-month periods ended June 30, 2006 and 2005	F-6

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended June 30, 2006 and 2005 and March 31, 2006 and for the six-month periods ended June 30, 2006 and 2005
F-7

Notes to the Condensed Consolidated Financial Information	F-8

Supplemental Financial Information	S-1

PricewaterhouseCoopers
Rua da Candelaria, 65 11°-15°
20091-020 Rio de Janerio, RJ-Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319
www.pwc.com/br
Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of June 30, 2006, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended June 30, 2006 and March 31, 2006 and June 30, 2005 and for the six-month periods ended June 30, 2006 and June 30, 2005. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United Stales), the consolidated balance sheet as of December 31, 2005, and the related consolidated statements of income, of stockholders’ equity and of cash flows for the year then ended (not presented herein), and in our report dated March 6, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
August 2, 2006

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	June	December
	30, 2006	31, 2005
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	1,894	1,041
Accounts receivable
Related parties	226	159
Unrelated parties	1,733	1,490
Loans and advances to related parties	80	22
Inventories	1,322	1,142
Deferred income tax	237	186
Recoverable taxes	389	362
Others	432	373

	6,313	4,775

Property, plant and equipment, net	18,786	14,166
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,764	1,672
Other assets
Goodwill on acquisition of subsidiaries	593	548
Loans and advances
Related parties	9	4
Unrelated parties	67	61
Prepaid pension cost	409	308
Judicial deposits	740	568
Recoverable taxes	153	110
Advances to suppliers — energy	398	311
Others	250	121

	2,619	2,031

TOTAL	29,482	22,644

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

		(Continued)
	June	December
	30, 2006	31, 2005
	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	895	1,110
Payroll and related charges	176	229
Remuneration attributed to stockholders	666	—
Current portion of long-term debt - unrelated parties	1,115	1,218
Short-term debt	15	15
Loans from related parties	64	62
Provision for income taxes	186	244
Taxes payable	163	53
Employees post-retirement benefits	35	30
Others	337	364

	3,652	3,325

Long-term liabilities
Employees post-retirement benefits	253	241
Long-term debt - unrelated parties	4,688	3,714
Loans from related parties	1	1
Provisions for contingencies (Note 11 (b))	1,321	1,286
Unrealized loss on derivative instruments	314	260
Deferred income tax	309	2
Provisions for asset retirement obligations	243	225
Others	461	395

	7,590	6,124

Minority interests	1,032	1,218

Stockholders’ equity
Preferred class A stock - 1,800,000,000 no-par-value shares authorized and 959,758,200 issued	4,702	2,150
Common stock - 900,000,000 no-par-value shares authorized and 1,499,898,858 issued	3,806	3,806
Treasury stock - 1,304,016 preferred and 28,291,020 common shares	(113)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(2,426)	(2,729)
Appropriated retained earnings	4,705	4,357
Unappropriated retained earnings	6,036	3,983

	17,208	11,977

TOTAL	29,482	22,644

See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Six-month periods ended
	Three-month periods ended			June 30,
	June 30,	March 31,	June 30,
	2006	2006	2005	2006	2005
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	3,286	2,760	3,077	6,046	4,825
Revenues from logistic services	362	289	316	651	548
Aluminum products	640	429	327	1,069	673
Other products and services	25	12	1	37	3

	4,313	3,490	3,721	7,803	6,049
Taxes on revenues	(167)	(150)	(185)	(317)	(300)

Net operating revenues	4,146	3,340	3,536	7,486	5,749

Operating costs and expenses
Cost of ores and metals sold	(1,350)	(1,256)	(1,134)	(2,606)	(2,046)
Cost of logistic services	(196)	(174)	(169)	(370)	(312)
Cost of aluminum products	(324)	(257)	(203)	(581)	(394)
Others	(14)	(8)	(2)	(22)	(3)

	(1,884)	(1,695)	(1,508)	(3,579)	(2,755)
Selling, general and administrative expenses	(212)	(168)	(135)	(380)	(248)
Research and development	(101)	(71)	(54)	(172)	(88)
Employee profit sharing plan	(35)	(28)	(24)	(63)	(41)
Others	(41)	(42)	(44)	(83)	(51)

	(2,273)	(2,004)	(1,765)	(4,277)	(3,183)

Operating income	1,873	1,336	1,771	3,209	2,566

Non-operating income (expenses)
Financial income	45	42	27	87	56
Financial expenses	(245)	(213)	(51)	(458)	(143)
Foreign exchange and monetary gains (losses), net	28	259	304	287	302
Gain on sale of investments	338	9	—	347	—

	166	97	280	263	215

Income before income taxes, equity results and minority interests	2,039	1,433	2,051	3,472	2,781

Income taxes
Current	(158)	(242)	(330)	(400)	(490)
Deferred	(80)	(53)	(107)	(133)	(60)

	(238)	(295)	(437)	(533)	(550)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	184	156	220	340	353
Minority interests	(105)	(123)	(204)	(228)	(256)

Net income	1,880	1,171	1,630	3,051	2,328

Basic and diluted earnings per Preferred Class A Share	0.77	0.51	0.71	1.25	1.01
Basic and diluted earnings per Common Share	0.77	0.51	0.71	1.25	1.01
Weighted average number of shares outstanding (thousands of shares)
Common shares	1,471,608	1,471,608	1,471,608	1,471,608	1,471,608
Preferred Class A shares	959,717	831,448	831,432	959,717	831,432
See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

				Six-month periods
	Three-month periods ended			ended June 30,
	June 30,	March 31,	June 30,
	2006	2006	2005	2006	2005
Cash flows from operating activities:
Net income	1,880	1,171	1,630	3,051	2,328
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	205	181	136	386	265
Dividends received	98	112	126	210	195
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(184)	(156)	(220)	(340)	(353)
Deferred income taxes	80	53	107	133	60
Provisions for contingencies	19	13	(8)	32	(11)
Gain on sale of investments	(338)	(9)	—	(347)	—
Foreign exchange and monetary losses (gains)	(75)	(291)	(298)	(366)	(271)
Unrealized derivative losses (gains), net	51	44	(85)	95	(90)
Minority interests	105	123	204	228	256
Interest payable (receivable), net	40	(28)	38	12	36
Others	(21)	46	(51)	25	(64)
Decrease (increase) in assets:
Accounts receivable	(346)	162	(472)	(184)	(564)
Inventories	(23)	(17)	(50)	(40)	(70)
Others	(38)	(108)	(187)	(146)	(261)
Increase (decrease) in liabilities:
Suppliers	103	(367)	142	(264)	187
Payroll and related charges	47	(108)	13	(61)	(22)
Income taxes	175	(178)	325	(3)	246
Others	(34)	(172)	76	(206)	(10)

Net cash provided by operating activities	1,744	471	1,426	2,215	1,857

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	1	(7)	(27)	(6)	(27)
Repayments	—	3	22	3	25
Others	(35)	48	—	13	1
Guarantees and deposits	(12)	(23)	(3)	(35)	(20)
Additions to investments	(2)	(2)	(90)	(4)	(91)
Additions to property, plant and equipment	(961)	(855)	(777)	(1,816)	(1,438)
Proceeds from disposal of investments	418	14	—	432	—
Proceeds from disposals of property, plant and equipment	29	9	1	38	3

Net cash used in investing activities	(562)	(813)	(874)	(1,375)	(1,547)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(65)	50	216	(15)	237
Loans
Related parties
Additions	1	10	3	11	7
Repayments	29	(40)	(9)	(11)	(26)
Issuances of long-term debt
Related parties	—	—	11	—	15
Others	4	1,347	114	1,351	349
Stock treasury	(25)	—	—	(25)	—
Repayments of long-term debt	(200)	(321)	(432)	(521)	(588)
Interest attributed to stockholders	(669)	—	(500)	(669)	(500)

Net cash (used in) provided by financing activities	(925)	1,046	(597)	121	(506)

Increase (decrease) in cash and cash equivalents	257	704	(45)	961	(196)
Effect of exchange rate changes on cash and cash equivalents	(7)	(101)	(121)	(108)	(97)
Cash and cash equivalents, beginning of period	1,644	1,041	1,122	1,041	1,249

Cash and cash equivalents, end of period	1,894	1,644	956	1,894	956

Cash paid during the period for:
Interest on short-term debt	(5)	(1)	—	(6)	—
Interest on long-term debt	(73)	(94)	(35)	(167)	(117)
Income tax	(31)	(187)	(171)	(218)	(250)
Non-cash transactions
Income tax paid with credits	(40)	(30)	(53)	(70)	(80)
Interest capitalized	(31)	(31)	(9)	(62)	(24)
See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Six-month periods ended June
	Three-month periods ended			30,
	June 30,	March 31,	June 30,
	2006	2006	2005	2006	2005
Preferred class A stock (including three special shares)
Beginning of the period	4,702	2,150	1,176	2,150	1,176
Capital increase (Note 5)	—	2,552	—	2,552	—
Transfer from appropriated retained earnings	—	—	974	—	974

End of the period	4,702	4,702	2,150	4,702	2,150

Common stock
Beginning of the period	3,806	3,806	2,121	3,806	2,121
Merger of shares	—	—	1,685	—	1,685

End of the period	3,806	3,806	3,806	3,806	3,806

Treasury stock
Beginning of the period	(88)	(88)	(88)	(88)	(88)
Acquisitions	(25)	—	—	(25)	—

End of the period	(113)	(88)	(88)	(113)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the period	(2,006)	(2,856)	(3,891)	(2,856)	(3,869)
Change in the period	(532)	850	1,032	318	1,010

End of the period	(2,538)	(2,006)	(2,859)	(2,538)	(2,859)

Unrealized gain on available-for-sale securities
Beginning of the period	132	127	116	127	95
Change in the period	(20)	5	(1)	(15)	20

End of the period	112	132	115	112	115

Total other cumulative comprehensive deficit	(2,426)	(1,874)	(2,744)	(2,426)	(2,744)

Appropriated retained earnings
Beginning of the period	4,687	4,357	4,126	4,357	4,143
Transfer from unappropriated retained earnings	18	330	362	348	345
Transfer to capital stock	—	—	(2,659)	—	(2,659)

End of the period	4,705	4,687	1,829	4,705	1,829

Unappropriated retained earnings
Beginning of the period	4,824	3,983	4,030	3,983	3,315
Net income	1,880	1,171	1,630	3,051	2,328
Dividends and interest attributed to stockholders
Preferred class A stock	(257)	—	(180)	(257)	(180)
Common stock	(393)	—	(320)	(393)	(320)
Appropriation to reserves	(18)	(330)	(362)	(348)	(345)

End of the period	6,036	4,824	4,798	6,036	4,798

Total stockholders’ equity	17,208	16,555	10,249	17,208	10,249

Comprehensive income is comprised as follows:
Net income	1,880	1,171	1,630	3,051	2,328
Cumulative translation adjustments	(532)	850	1,032	318	1,010
Unrealized gain (loss) on available-for-sale securities	(20)	5	(1)	(15)	20

Total comprehensive income	1,328	2,026	2,661	3,354	3,358

Shares
Preferred class A stock (including six special shares) (1)	959,758,200	959,758,200	831,455,478	959,758,200	831,455,478
Common stock	1,499,898,858	1,499,898,858	1,499,898,858	1,499,898,858	1,499,898,858
Treasury stock (2)
Beginning of the period	(28,313,936)	(28,313,936)	(28,314,650)	(28,313,936)	(28,314,922)
Acquisitions	(1,281,100)	—	—	(1,281,100)
Sales	—	—	24	—	296

End of the period	(29,595,036)	(28,313,936)	(28,314,626)	(29,595,036)	(28,314,626)

	2,430,062,022	2,431,343,122	2,303,039,710	2,430,062,022	2,303,039,710

Dividends and interest attributed to stockholders (per share)
Preferred class A stock (including six special shares)	0.27	—	0.22	0.27	0.22
Common stock	0.27	—	0.22	0.27	0.22

(1)	Increase of 128,302,722 (after split of shares) preferred shares due to merger of shares from Caemi.

(2)	As of June, 2006, 28,291,020 common shares and 1,304,016 preferred shares were held in treasury in the amount of US$113. The 28,291,020 common shares are provided as collateral to secure a loan of our subsidiary Alunorte. On June 30, 2006 the market value of 4,988,922 of these shares would be sufficient to offset the balance of the debt.
See notes to condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated
1	The Company and its operation

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (1) (3)	61 (37)	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
CVRD International S.A. (4)	100	100	Swiss	Trading
Minerações Brasileiras Reunidas S.A. — MBR (2) (3)	90 (56)	90	Brazil	Iron ore
Mineração Onça Puma Ltda	99	99	Brazil	Nickel
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A. (1) (3)	82 (76)	86	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A.	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and
				Manganese

(1)	Through Caemi Mineração e Metalurgia S.A.. CVRD holds 100% of the voting and total capital.

(2)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participa pações Ltda.

(3)	The participation in parenthesis refers to the interest before the merger of shares from Caemi on March, 2006.

(4)	Previously known as Itabira Rio Doce Company Ltd. — ITACO
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. As from January 1, 2004, our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable.

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended June 30, 2006, March 31, 2006 and June 30, 2005 and for the six-month periods ended June 30, 2006 and 2005 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month and six-month periods ended June 30, 2006 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2006.

In preparing the condensed consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.1643 and R$2.3370 at June 30, 2006 and December 31, 2005, respectively to US$1.00 or the first available exchange rate if exchange on the last day of the period, was not available), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

4	Recently-issued accounting pronouncements

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values.

5	Major acquisitions and disposals during the years presented

On July 3, 2006 we acquired the remaining 45.5% of Valesul for US$28, becoming our subsidiary.

During the second quarter of 2006, we sold our total interest in Gulf Industrial Investment Company for US$418, resulting in a net gain of US$338.

At an Extraordinary Shareholders’ Meeting on March 31, 2006, the Capital Stock increased by US$2,552, corresponding to 128,302,722 preferred shares (64,151,361 before split), due to the issuance of shares in relation to the acquisition of the outstanding minority interest in Caemi.

Pro forma information considers that our acquisition of the 39.77% preferred shares of Caemi, totaling 100% of total interest as if it was completed at January 1, 2005.

	Three-month periods ended
	March 31, 2006			June 30, 2005
		Caemi -			Caemi -
		Merger	Pro Forma		Merger	Pro Forma
	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)
			—
Income before minority interests	1.294	—	1.294	1.834	—	1.834
Minority interests	(123)	54	(69)	(204)	70	(134)

Net income	1.171	54	1.225	1.630	70	1.700

Outstanding shares (thousands)	2.303.040		2.431.343	2.303.040		2.431.343
Basic and diluted earnings per share	0,51		0,50	0,71		0,70

	Six-month periods ended
	June 30, 2006			June 30, 2005
		Caemi-			Caemi-
		Merger	Pro Forma		Merger	Pro Forma
	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)
Income before minority interests	3.279	—	3.279	2.584	—	2.584
Minority interests	(228)	54	(174)	(256)	92	(164)

	3.051	54	3.105	2.328	92	2.420

Outstanding shares (thousands)	2.303.040		2.430.062	2.303.040		2.431.343
Basic and diluted earnings per share	1,32		1,28	1,01		1,00
In November 2005, we acquired 93.0% of the voting capital of Canico Resource Corp. (Canico) a Canadian-based junior resource company focused on the development of the Onça-Puma nickel laterite, for US$750. In December 2005, we acquired an additional 6.20% of the voting capital of Canico for US$50. Canico ´s only significant asset other than US$63 of cash and cash equivalents was US$794 of mining rights. On February 10, 2006, we concluded the acquisition of the outstanding common shares of Canico, acquiring the remaining voting capital of Canico, 0.8% of its total capital for US$6, which is now a wholly-owned subsidiary.

During the first quarter of 2006, we sold our total interest in Nova Era Silicon (49%) to JFE Steel Corporation for US$14, resulting in a net gain of US$9.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

				Six-month periods
	Three-month periods ended			ended June 30
	June 30,	March 31,	June 30,
	2006	2006	2005	2006	2005
Income before income taxes, equity results and minority interests	2,039	1,433	2,051	3,472	2,781

Federal income tax and social contribution expense at statutory enacted rates	(693)	(487)	(697)	(1,180)	(945)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	85	91	131	176	185
Exempt foreign income (loss)	348	114	82	462	128
Difference on tax basis of equity investees	(18)	(66)	(17)	(84)	(21)
Tax incentives	44	32	59	76	81
Other non-taxable gains (losses)	(4)	21	5	17	22

Federal income tax and social contribution expense in consolidated statements of income	(238)	(295)	(437)	(533)	(550)

We have certain tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends. Tax loss carry forward have no expiration date.

7	Inventories

		December 31,
	June 30, 2006	2005
Finished products
Iron ore and pellets	375	271
Manganese and ferroalloys	128	151
Alumina	39	22
Aluminum	64	52
Kaolin	24	18
Others	49	28
Spare parts and maintenance supplies	643	600

	1,322	1,142

8	Investments in affiliated companies and joint ventures

	June 30, 2006				Investments		Equity Adjustments					Dividends received
										Six-month periods					Six-month periods
							Three-month periods ended			ended June 30		Three-month periods ended			ended June 30
				Net income
	Participation in		Net	(loss) for the	June 30,	December	June 30,	March 31,	June			June 30,	March 31,	June
	capital (%)		equity	period	2006	31, 2005	2006	2006	30, 2005	2006	2005	2006	2006	30, 2005	2006	2005
	voting	total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	72	32	37	60	7	9	11	16	13	—	22	—	22	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	65	13	33	37	2	5	14	7	16	—	13	3	13	4
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	73	28	36	41	5	9	14	14	17	11	—	—	11	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	59	12	30	33	2	4	13	6	14	—	12	—	12	—
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	788	211	444	335	67	39	56	106	90	—	25	35	25	55
Minas da Serra Geral S.A. — MSG	50.00	50.00	44	1	22	21	1	—	(4)	1	(4)	1	—	—	1	—
Gulf Industrial Investment Company — GIIC (5)	—	—	—	—	—	62	4	14	23	18	35	—	—	11	—	11
Others	—	—	—	—	20	25	—	(2)	1	(2)	(1)	1	—	—	1	—

					622	614	88	78	128	166	180	13	72	49	85	70
Logistics
MRS Logística S.A	37.23	40.45	389	98	167	109	24	14	12	38	22	20	—	5	20	5

					167	109	24	14	12	38	22	20	—	5	20	5
Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (4)	22.99	11.46	2,869	468	329	281	28	26	57	54	99	28	—	34	28	34
California Steel Industries Inc. — CSI	50.00	50.00	380	66	190	161	18	15	5	33	16	—	3	—	3	—
SIDERAR (cost $15) — available for sale investments (4)	4.85	4.85	—	—	127	142	—	—	—	—	—	—	—	—	—	20

					646	584	46	41	62	87	115	28	3	34	31	54
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	315	66	126	178	14	12	15	26	32	22	37	30	59	58
Valesul Alumínio S.A. — VALESUL	54.51	54.51	133	22	72	58	8	4	3	12	4	—	—	8	—	8

					198	236	22	16	18	38	36	22	37	38	59	66
Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	370	45	92	96	4	7	—	11	—	15	—	—	15	—
Shandong Yankuang International Company Ltd(3)	25.00	25.00	86	—	22	22	—	—	—	—	—	—	—	—	—	—

					114	118	4	7	—	11	—	15	—	—	15	—
Other affiliates and joint ventures
Others		—	—	—	17	11	—	—	—	—	—	—	—	—	—	—
																—
					17	11	—	—	—	—	—	—	—	—	—	—
																—
					975	949	72	64	80	136	151	65	40	72	105	120

Total	—	—	—	—	1,764	1,672	184	156	220	340	353	98	112	126	210	195

(1)	CVRD held a majority of the voting interest of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(2)	Investment includes goodwill of US$50 and US$46 in 2006 and 2005, respectively;

(3)	Preoperating investment;

(4)	The quoted market value of Usiminas is equal to US$1.014 and Siderar is equal to US$126;

(5)	Sold for US$418 in May, 2006.

9	Stockholders’ equity

On May 22, 2006 occurred a stock split which had been approved by the Extraordinary General Shareholders’ Meeting occurred on April 27, 2006. Each existing share, common and preferred, was split into two shares.

After the split our capital comprises 2,459,657,058 shares, of which 959,758,200 common shares 1,499,898,858 class “A” preferred shares, including six special class shares without par value (“Golden Share”). The share/ADR proportion will be maintained at 1/1; therefore, each common and preferred share, will continue to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class “A” preferred share (NYSE: RIOPR) respectively.

For comparative purposes we considered the effects of the split as it had occurred consistently in all periods presented.

On June 21, 2006 the Board of Directors approved a buy-back program of our preferred shares. The program involves the acquisition of up to 47,986,763 preferred shares, corresponding to 5% of our preferred shares, to be executed during 180 days. Through June 30, 2006 we had acquired 1,281,100 preferred shares.
10	Pension costs

				Six-month periods
		Three-month periods ended		ended June 30
	June	March	June
	30, 2006	31, 2006	30, 2005	2006	2005
Service cost — benefits earned during the period	1	1	1	2	1
Interest cost on projected benefit obligation	70	46	60	116	116
Expected return on assets	(100)	(66)	(75)	(166)	(144)
Amortization of initial transitory obligation	3	2	2	5	5
Net deferral	(8)	(4)	(4)	(12)	(8)

Net periodic pension cost	(34)	(21)	(16)	(55)	(30)

In addition to benefits provided under the Pension Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$76, US$74 and US$66, at June 30, 2006, March 31, 2006 and June 30, 2005, respectively, plus US$6, US$5 and US$5, respectively, in current liabilities.

The cost recognized for the three-month periods ended June 30, 2006, March 31, 2006, and June 30, 2005 and for the six-month periods ended June 30, 2006 and June 30, 2005, relative to the defined contribution element of the New Plan was US$3, US$2, US$2, US$5 and US$4, respectively.

We previously disclosed in our consolidated financial statements for the year ended December 31, 2005, that we expected to contribute US$59 to our defined benefit pension plan in 2006. As of June 30, 2006, US$26 of our contributions have been made. We do not expect any significant change in our previous estimate.

11	Commitments and contingencies
(a)	At June 30, 2006, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$4, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	4	US$	Debt guarantee	2008	None
	less than 1
VALESUL	million	R$	Debt guarantee	2007	None

	4

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2006		December 31, 2005
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor and social security claims	314	176	229	138
Civil claims	235	107	210	98
Tax — related actions	743	456	816	329
Others	29	1	31	3

	1,321	740	1,286	568

Labor and social security-related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil-actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents.

Tax-related actions principally comprise our challenges of certain revenue taxes, value added tax and income tax.

We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the three-month periods ended June 30, 2006 and 2005 and March 31, 2006 aggregated US$781, US$56 and US$603, respectively, and additional provisions aggregated US$601, US$44 and US$416, respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible losses, which total US$1,160 at June 30, 2006, for which no provision has been made.

(c)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

On March 27, 2006 we declared a distribution on these “debentures” in the amount of $2, payable as from April 2, 2006.

(d)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not awere of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. On June 30, 2006, US$9 of enviromental liabilities and asset retirement obligations were classified in current liabilities (Others).

The changes are demonstrated as follows:

				Six-month periods
	Three-month periods ended			ended June 30
	June	March	June
	30, 2006	31, 2006	30, 2005	2006	2005
Provisions for asset retirement obligations beginning of period	248	225	137	225	134
Accretion expense	6	6	10	12	14
Liabilities settled in the current period	(3)	—	(4)	(3)	(4)
Cumulative translation adjustment	1	17	16	18	15

Provisions for asset retirement obligations end of period	252	248	159	252	159

12	Segment and geographical information

We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products — comprises the production of non-ferrous minerals, including potash, kaolin and copper.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations

	As of and for the three-month periods ended
	June 30, 2006							March 31, 2006							June 30, 2005
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	3,649	378	15	877	19	(1,643)	3,295	3,303	180	16	590	—	(1,449)	2,640	3,539	206	17	422	—	(1,476)	2,708
Gross revenues — Domestic	697	27	364	82	—	(152)	1,018	536	55	294	89	7	(131)	850	679	42	318	81	—	(107)	1,013
Cost and expenses	(2,770)	(230)	(264)	(643)	(22)	1,795	(2,134)	(2,577)	(161)	(230)	(510)	(4)	1,580	(1,902)	(2,577)	(169)	(210)	(387)	—	1,583	(1,760)
Research and development	(31)	(18)	(2)	—	(50)	—	(101)	(22)	(25)	(1)	—	(23)	—	(71)	(3)	(34)	—	(5)	(12)	—	(54)
Depreciation, depletion and amortization	(151)	(23)	(15)	(14)	(2)	—	(205)	(134)	(19)	(14)	(14)	—	—	(181)	(97)	(17)	(10)	(12)	—	—	(136)

Operating income	1,394	134	98	302	(55)	—	1,873	1,106	30	65	155	(20)	—	1,336	1,541	28	115	99	(12)	—	1,771
Financial income	173	2	4	6	(7)	(133)	45	161	—	8	2	4	(133)	42	78	—	11	3	1	(66)	27
Financial expenses	(302)	(2)	(1)	(72)	(1)	133	(245)	(276)	(2)	(2)	(62)	(4)	133	(213)	(159)	(4)	(4)	50	—	66	(51)
Foreign exchange and monetary gains (losses), net	64	(53)	4	12	1	—	28	126	58	(11)	86	—	—	259	201	3	(7)	107	—	—	304
Gain on sale of investments	338	—	—	—	—	—	338	9	—	—	—	—	—	9	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	88	—	24	22	50	—	184	78	—	14	16	48	—	156	128	—	12	18	62	—	220
Income taxes	(197)	—	(4)	(36)	(1)	—	(238)	(246)	—	(3)	(46)	—	—	(295)	(390)	(1)	(5)	(40)	(1)	—	(437)
Minority interests	(30)	—	—	(75)	—	—	(105)	(67)	—	—	(56)	—	—	(123)	(105)	—	—	(99)	—	—	(204)

Net income	1,528	81	125	159	(13)	—	1,880	891	86	71	95	28	—	1,171	1,294	26	122	138	50	—	1,630

Sales classified by geographic destination:
Export market
America, except United States	276	—	7	157	—	(153)	287	271	1	6	131	—	(172)	237	334	—	11	81	—	(144)	282
United States	156	2	—	3	19	(81)	99	104	3	—	3	—	(41)	69	166	—	—	42	—	(89)	119
Europe	1,257	169	2	380	—	(625)	1,183	1,150	95	6	288	—	(580)	959	1,518	125	6	185	—	(685)	1,149
Middle East/Africa/Oceania	193	112	—	106	—	(69)	342	183	4	—	32	—	(68)	151	277	34	—	—	—	(75)	236
Japan	366	8	—	142	—	(128)	388	362	29	—	126	—	(144)	373	353	6	—	98	—	(133)	324
China	1,131	6	5	89	—	(417)	814	956	10	3	—	—	(316)	653	641	10	—	—	—	(220)	431
Asia, other than Japan and China	270	81	1	—	—	(170)	182	277	38	1	10	—	(128)	198	250	31	—	16	—	(130)	167

	3,649	378	15	877	19	(1,643)	3,295	3,303	180	16	590	—	(1,449)	2,640	3,539	206	17	422	—	(1,476)	2,708
Domestic market	697	27	364	82	—	(152)	1,018	536	55	294	89	7	(131)	850	679	42	318	81	—	(107)	1,013

	4,346	405	379	959	19	(1,795)	4,313	3,839	235	310	679	7	(1,580)	3,490	4,218	248	335	503	—	(1,583)	3,721

Operating segment — after eliminations

	As of and for the three-month periods ended
	June 30, 2006
										Property,	Addition to
				Value				Depreciation,		Plant and	Property,
	Revenues			added	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,986	485	2,471	(73)	2,398	(959)	1,439	(122)	1,317	11,991	675	42
Pellets	313	90	403	(21)	382	(270)	112	(10)	102	523	30	580
Manganese	8	4	12	(1)	11	(17)	(6)	(1)	(7)	60	3	—
Ferroalloys	87	38	125	(10)	115	(117)	(2)	(4)	(6)	208	15	—

	2,394	617	3,011	(105)	2,906	(1,363)	1,543	(137)	1,406	12,782	723	622
Non ferrous
Potash	—	23	23	(2)	21	(11)	10	(7)	3	177	1	—
Kaolin	40	7	47	—	47	(34)	13	(7)	6	239	—	—
Copper	201	4	205	—	205	(55)	150	(12)	138	1,297	18	—

	241	34	275	(2)	273	(100)	173	(26)	147	1,713	19	—
Aluminum
Alumina	339	—	339	—	339	(204)	135	(8)	127	1,519	88	—
Aluminum	279	14	293	(1)	292	(111)	181	(6)	175	384	6	72
Bauxite	8	—	8	—	8	(7)	1	—	1	420	56	126

	626	14	640	(1)	639	(322)	317	(14)	303	2,323	150	198
Logistics
Railroads	—	272	272	(46)	226	(133)	93	(19)	74	693	26	167
Ports	—	64	64	(11)	53	(30)	23	(5)	18	226	1	—
Ships	15	11	26	(2)	24	(28)	(4)	(1)	(5)	3	—	—

	15	347	362	(59)	303	(191)	112	(25)	87	922	27	167
Others	19	6	25	—	25	(92)	(67)	(3)	(70)	1,046	42	777

	3,295	1,018	4,313	(167)	4,146	(2,068)	2,078	(205)	1,873	18,786	961	1,764

Operating segment — after eliminations (continued)

	As of and for the three-month periods ended
	March 31, 2006
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,633	367	2,000	(57)	1,943	(860)	1,083	(113)	970	11,404	591	43
Pellets	375	87	462	(19)	443	(295)	148	(12)	136	480	7	592
Manganese	8	3	11	(1)	10	(7)	3	(1)	2	60	8	—
Ferroalloys	71	35	106	(9)	97	(84)	13	(4)	9	198	—	—

	2,087	492	2,579	(86)	2,493	(1,246)	1,247	(130)	1,117	12,142	606	635
Non ferrous
Potash	—	22	22	(1)	21	(14)	7	(2)	5	178	6	—
Kaolin	41	7	48	(3)	45	(41)	4	(6)	(2)	242	—	—
Copper	90	21	111	(5)	106	(53)	53	(8)	45	1,286	35	—

	131	50	181	(9)	172	(108)	64	(16)	48	1,706	41	—
Aluminum
Alumina	150	10	160	(2)	158	(138)	20	(8)	12	1,428	61	—
Aluminum	247	13	260	(2)	258	(112)	146	(6)	140	382	1	67
Bauxite	9	—	9	—	9	(9)	—	—	—	356	48	151

	406	23	429	(4)	425	(259)	166	(14)	152	2,166	110	218
Logistics
Railroads	—	214	214	(39)	175	(114)	61	(16)	45	674	26	183
Ports	—	54	54	(9)	45	(31)	14	(3)	11	237	1	—
Ships	14	7	21	(1)	20	(25)	(5)	(1)	(6)	3	—	—

	14	275	289	(49)	240	(170)	70	(20)	50	914	27	183
Others	2	10	12	(2)	10	(40)	(30)	(1)	(31)	1,021	71	784

	2,640	850	3,490	(150)	3,340	(1,823)	1,517	(181)	1,336	17,949	855	1,820

Operating segment — after eliminations (continued)

	As of and for the three-month periods ended
	June 30, 2005
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,694	472	2,166	(81)	2,085	(682)	1,403	(87)	1,316	6,879	471	45
Pellets	462	107	569	(27)	542	(333)	209	(4)	205	429	21	552
Manganese	14	5	19	(1)	18	(14)	4	—	4	25	—	—
Ferroalloys	98	56	154	(14)	140	(96)	44	(5)	39	178	34	—

	2,268	640	2,908	(123)	2,785	(1,125)	1,660	(96)	1,564	7,511	526	597
Non ferrous
Potash	—	31	31	(2)	29	(15)	14	(2)	12	141	4	—
Kaolin	38	7	45	(1)	44	(24)	20	(6)	14	231	—	—
Copper	89	4	93	(1)	92	(44)	48	(9)	39	1,106	42	—

	127	42	169	(4)	165	(83)	82	(17)	65	1,478	46	—
Aluminum
Alumina	94	16	110	(11)	99	(95)	4	(6)	(2)	1,082	105	—
Aluminum	194	10	204	(1)	203	(93)	110	(6)	104	358	7	62
Bauxite	13	—	13	—	13	(12)	1	—	1	132	41	145

	301	26	327	(12)	315	(200)	115	(12)	103	1,572	153	207
Logistics
Railroads	—	232	232	(37)	195	(124)	71	(9)	62	581	51	75
Ports	—	60	60	(10)	50	(33)	17	—	17	242	—	—
Ships	12	12	24	(2)	22	(19)	3	(2)	1	4	1	—

	12	304	316	(49)	267	(176)	91	(11)	80	827	52	75
Others	—	1	1	3	4	(45)	(41)	—	(41)	126	—	629

	2,708	1,013	3,721	(185)	3,536	(1,629)	1,907	(136)	1,771	11,514	777	1,508

Results by segment — before eliminations (Unaudited)

	Six-month periods ended June 30.
	2006							2005
		Non		Holdings					Non		Holdings
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	6,952	558	31	1,467	19	(3,092)	5,935	5,598	359	37	867	—	(2,477)	4,384
Gross revenues — Domestic	1,233	82	658	171	7	(283)	1,868	1,065	91	546	174	—	(211)	1,665
Cost and expenses	(5,347)	(391)	(494)	(1,153)	(26)	3,375	(4,036)	(4,352)	(315)	(368)	(783)	—	2,688	(3,130)
Research and development	(53)	(43)	(3)	—	(73)	—	(172)	(20)	(50)	—	(6)	(12)	—	(88)
Depreciation, depletion and amortization	(285)	(42)	(29)	(28)	(2)	—	(386)	(194)	(30)	(19)	(22)	—	—	(265)

Operating income	2,500	164	163	457	(75)	—	3,209	2,097	55	196	230	(12)	—	2,566
Financial income	334	2	12	8	(3)	(266)	87	147	1	19	5	1	(117)	56
Financial expenses	(578)	(4)	(3)	(134)	(5)	266	(458)	(288)	(5)	(7)	40	—	117	(143)
Foreign exchange and monetary gains (losses), net	190	5	(7)	98	1	—	287	196	6	(7)	107	—	—	302
Gain on sale of investments	347	—	—	—	—	—	347	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	166	—	38	38	98	—	340	180	—	22	36	115	—	353
Income taxes	(443)	—	(7)	(82)	(1)	—	(533)	(457)	(3)	(10)	(79)	(1)	—	(550)
Minority interests	(97)	—	—	(131)	—	—	(228)	(129)	—	—	(127)	—	—	(256)

Net income	2,419	167	196	254	15	—	3,051	1,746	54	213	212	103	—	2,328

Sales classified by geographic destination:
Export market
America, except United States	547	1	13	288	—	(325)	524	550	—	22	187	—	(289)	470
United States	260	5	—	6	19	(122)	168	292	—	3	120	—	(198)	217
Europe	2,407	264	8	668	—	(1,205)	2,142	2,342	175	12	317	—	(1,044)	1,802
Middle East/Africa/Oceania	376	116	—	138	—	(137)	493	401	72	—	6	—	(126)	353
Japan	728	37	—	268	—	(272)	761	545	12	—	195	—	(212)	540
China	2,087	16	8	89	—	(733)	1,467	1,040	38	—	26	—	(394)	710
Asia, other than Japan and China	547	119	2	10	—	(298)	380	428	62	—	16	—	(214)	292

	6,952	558	31	1,467	19	(3,092)	5,935	5,598	359	37	867	—	(2,477)	4,384
Domestic market	1,233	82	658	171	7	(283)	1,868	1,065	91	546	174	—	(211)	1,665

	8,185	640	689	1,638	26	(3,375)	7,803	6,663	450	583	1,041	—	(2,688)	6,049

Operating segment — after eliminations (Unaudited)

	Six-month periods ended June 30,
	2006
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investiments
Ferrous
Iron ore	3,619	852	4,471	(130)	4,341	(1,819)	2,522	(235)	2,287	11,991	1,266	42
Pellets	688	177	865	(40)	825	(565)	260	(22)	238	523	37	580
Manganese	16	7	23	(2)	21	(24)	(3)	(2)	(5)	60	11	—
Ferroalloys	158	73	231	(19)	212	(201)	11	(8)	3	208	15	—

	4,481	1,109	5,590	(191)	5,399	(2,609)	2,790	(267)	2,523	12,782	1,329	622

Non ferrous
Potash	—	45	45	(3)	42	(25)	17	(9)	8	177	7	—
Kaolin	81	14	95	(3)	92	(75)	17	(13)	4	239	—	—
Copper	291	25	316	(5)	311	(108)	203	(20)	183	1,297	53	—

	372	84	456	(11)	445	(208)	237	(42)	195	1,713	60	-

Aluminum
Alumina	489	10	499	(2)	497	(342)	155	(16)	139	1,519	149	—
Aluminum	526	27	553	(3)	550	(223)	327	(12)	315	384	7	72
Bauxite	17	—	17	—	17	(16)	1	—	1	420	104	126

	1,032	37	1,069	(5)	1,064	(581)	483	(28)	455	2,323	260	198

Logistics
Railroads	—	486	486	(85)	401	(247)	154	(35)	119	693	52	167
Ports	—	118	118	(20)	98	(61)	37	(8)	29	226	2	—
Ships	29	18	47	(3)	44	(53)	(9)	(2)	(11)	3	—	—

	29	622	651	(108)	543	(361)	182	(45)	137	922	54	167
Others	21	16	37	(2)	35	(132)	(97)	(4)	(101)	1,046	113	777

	5,935	1,868	7,803	(317)	7,486	(3,891)	3,595	(386)	3,209	18,786	1,816	1,764

Operating segment — after eliminations (Unaudited)

	Six-month periods ended June 30,
	2005
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investiments
Ferrous
Iron ore	2,559	697	3,256	(111)	3,145	(1,204)	1,941	(178)	1,763	6,879	932	45
Pellets	729	181	910	(38)	872	(570)	302	(7)	295	429	33	552
Manganese	30	9	39	(3)	36	(23)	13	—	13	25	1	—
Ferroalloys	200	107	307	(28)	279	(178)	101	(8)	93	178	41	—

	3,518	994	4,512	(180)	4,332	(1,975)	2,357	(193)	2,164	7,511	1,007	597

Non ferrous
Potash	—	61	61	(5)	56	(29)	27	(4)	23	141	7	—
Kaolin	72	12	84	(3)	81	(51)	30	(9)	21	231	—	—
Copper	150	18	168	(4)	164	(84)	80	(17)	63	1,106	68	—

	222	91	313	(12)	301	(164)	137	(30)	107	1,478	75	-

Aluminum
Alumina	208	38	246	(19)	227	(193)	34	(12)	22	1,082	190	—
Aluminum	385	19	404	(2)	402	(183)	219	(10)	209	358	11	62
Bauxite	23	—	23	—	23	(21)	2	—	2	132	61	145

	616	57	673	(21)	652	(397)	255	(22)	233	1,572	262	207

Logistics
Railroads	—	391	391	(64)	327	(215)	112	(17)	95	581	86	75
Ports	—	106	106	(19)	87	(59)	28	(1)	27	242	7	—
Ships	27	24	51	(4)	47	(44)	3	(2)	1	4	1	—

	27	521	548	(87)	461	(318)	143	(20)	123	827	94	75

Others	1	2	3	—	3	(64)	(61)	—	(61)	126	—	629

	4,384	1,665	6,049	(300)	5,749	(2,918)	2,831	(265)	2,566	11,514	1,438	1,508

14	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not contract derivatives for speculative purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates
	(LIBOR)	Currencies	Gold	Alumina	Aluminum	Total
Unrealized gains (losses) at April 1, 2006	(3)	1	(58)	(73)	(163)	(296)
Financial settlement	1	—	4	13	15	33
Unrealized gains (losses) in the period	1	1	(7)	(15)	(31)	(51)
Effect of exchange rate changes	—	—	—	1	1	2

Unrealized gains (losses) at June 30, 2006	(1)	(*) 2	(61)	(74)	(178)	(312)

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(53)	(157)	(259)
Financial settlement	—	—	4	14	14	32
Unrealized gains (losses) in the period	1	—	(12)	(29)	(4)	(44)
Effect of exchange rate changes	—	—	(4)	(5)	(16)	(25)

Unrealized gains (losses) at March 31, 2006	(3)	(*) 1	(58)	(73)	(163)	(296)

Unrealized gains (losses) at April 1, 2005	(12)	3	(31)	(50)	(113)	(203)
Financial settlement	4	—	2	9	9	24
Unrealized gains (losses) in the period	—	(1)	3	24	59	85
Effect of exchange rate changes	(1)	—	(4)	(5)	(9)	(19)

Unrealized gains (losses) at June 30, 2005	(9)	(*) 2	(30)	(22)	(54)	(113)

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(53)	(157)	(259)
Financial settlement	1	—	8	27	29	65
Unrealized gains (losses) in the period	2	1	(19)	(44)	(35)	(95)
Effect of exchange rate changes	—	—	(4)	(4)	(15)	(23)

Unrealized gains (losses) at June 30, 2006	(1)	(*) 2	(61)	(74)	(178)	(312)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(55)	(127)	(232)
Financial settlement	7	—	4	17	19	47
Unrealized gains (losses) in the period	2	(2)	6	21	63	90
Effect of exchange rate changes	(1)	—	(3)	(5)	(9)	(18)

Unrealized gains (losses) at June 30, 2005	(9)	(*) 2	(30)	(22)	(54)	(113)

(*) Included as “others” in Other assets.

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates(LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Alumínio	Dec 2008
*       *       *

Supplemental Financial Information (Unaudited) Additional Information
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Financial Expenses, Minority Interests, Gain on Sale of Investments, Foreign Exchange and Monetary Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization.
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.
Selected financial indicators for the main affiliates and joint ventures are available on the Company ´s website, www.cvrd.com.br, under “investor relations”

Indexes on CVRD’s Consolidated Debt (Supplemental information — Unaudited)

	As of and for the three-month periods
	ended			Six-month periods ended
	June 30,	March 31,	June 30,	June 30
	2006	2006	2005	2006	2005
Current debt
Current portion of long-term debt — unrelated parties	1,115	1,217	685	1,115	685
Short-term debt	15	67	346	15	346
Loans from related parties	64	38	50	68	50

	1,194	1,322	1,081	1,198	1,081

Long-term debt
Long-term debt — unrelated parties	4,688	4,740	3,072	4,688	3,072
Loans from related parties	1	1	15	1	15

	4,689	4,741	3,087	4,689	3,087

Gross debt (current plus long-term debt)	5,883	6,063	4,168	5,887	4,168

Interest paid over:
Short-term debt	(4)	(1)	—	(5)	—
Long-term debt	(74)	(94)	(35)	(168)	(117)

Interest paid	(78)	(95)	(35)	(173)	(117)
EBITDA	2,176	1,629	2,033	3,805	3,026
Stockholders’ equity	17,208	16,555	10,249	17,208	10,249
LTM (2) EBITDA / LTM (2) Interest paid	23.84	27.08	17.73	23.84	17.73
Gross Debt / LTM (2) EBITDA	0.80	0.84	0.83	0.80	0.83
Gross debt / Equity Capitalization (%)	25	27	29	25	29

Financial expenses
Third party — local debt	(13)	(13)	(15)	(26)	(25)
Third party — foreign debt	(55)	(53)	(42)	(108)	(80)
Related party debt	(2)	(2)	(4)	(4)	(6)

Gross interest	(70)	(68)	(61)	(138)	(111)
Labor and civil claims and tax-related actions	(26)	(26)	(13)	(52)	(24)
Tax on financial transactions — CPMF	(18)	(21)	(16)	(39)	(25)
Derivatives (Interest rate / Currencies)	1	1	(3)	2	(1)
Derivatives (Gold / Alumina / Aluminium / Energy)	(55)	(67)	59	(122)	62
Others	(77)	(32)	(17)	(109)	(44)

	(245)	(213)	(51)	(458)	(143)

Financial income
Cash and cash equivalents	31	29	19	60	33
Others	14	13	8	27	23

	45	42	27	87	56

Financial expenses, net	(200)	(171)	(24)	(371)	(87)

Foreign exchange and monetary gain (losses), net (1)	28	259	304	287	302

Financial result, net	(172)	88	280	(84)	215

(1)	Includes foreign exchange gain(loss) on derivatives in the amount of US $1, US $22, US $29, US $23 and US $29 for the three-month periods ended June 30, 2006, March 31, 2006 and June 30, 2005 and for the six-month periods ended June 30, 2006 and June 30,2005, respectively.

(2)	Last twelve months

Calculation of EBITDA (Supplemental information — Unaudited)

	As of and for the three-month periods ended			Six-month periods ended
		March 31,		June 30
	June 30, 2006	2006	June 30, 2005	2006	2005

Operating income	1,873	1,336	1,771	3,209	2,566
Depreciation	205	181	136	386	265

	2,078	1,517	1,907	3,595	2,831
Dividends received	98	112	126	210	195

EBITDA	2,176	1,629	2,033	3,805	3,026

Net operating revenues	4,146	3,340	3,536	7,486	5,749
Margin EBITDA	52.5%	48.8%	57.5%	50.8%	52.6%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	As of and for the three-month periods ended						Six-month periods ended June 30
	June 30, 2006		March 31, 2006		June 30, 2005		2006		2005
		Operating		Operating		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	1,880	1,880	1,171	1,171	1,630	1,630	3,051	3,051	2,328	2,328
Income tax — deferred	80	80	53	53	107	107	133	133	60	60
Income tax — current	158	—	242	—	330	—	400	—	490	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(184)	(184)	(156)	(156)	(220)	(220)	(340)	(340)	(353)	(353)
Foreign exchange and monetary losses	(28)	(75)	(259)	(291)	(304)	(298)	(287)	(366)	(302)	(271)
Financial expenses	200	40	171	(28)	24	38	371	12	87	36
Minority interests	105	105	123	123	204	204	228	228	256	256
Gain on sale of investments	(338)	(338)	(9)	(9)	—	—	(347)	(347)	—	—
Net working capital	—	(116)	—	(787)	—	(153)	—	(903)	—	(494)
Others	—	49	—	102	—	(144)	—	151	—	(165)

Operating income	1,873	1,441	1,336	178	1,771	1,164	3,209	1,619	2,566	1,397
Depreciation, depletion and amortization	205	205	181	181	136	136	386	386	265	265
Dividends received	98	98	112	112	126	126	210	210	195	195

	2,176	1,744	1,629	471	2,033	1,426	3,805	2,215	3,026	1,857

Operating cash flows		1,744		471		1,426		2,215		1,857

Income tax		158		242		330		400		490
Foreign exchange and monetary gains (losses)		47		32		(6)		79		(31)
Financial expenses		160		199		(14)		359		51
Net working capital		116		787		153		903		494
Others		(49)		(102)		144		(151)		165

EBITDA		2,176		1,629		2,033		3,805		3,026

Board of Directors, Fiscal Council and Executive Officers
Board of Directors
Sérgio Ricardo Silva Rosa
Chairman
Arlindo Magno de Oliveira
Eduardo Fernando Jardim Pinto
Erik Persson
Francisco Augusto da Costa e Silva
Hiroshi Tada
Julio Sérgio Gomes de Almeida
Jorge Luiz Pacheco
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Advisory Committees of the Board of Directors
Accounting Committee
Antonio José de Figueiredo Ferreira
Inácio Clemente da Silva
Paulo Roberto Ferreira de Medeiros
Executive Development Committee
Arlindo Magno de Oliveira
João Moisés de Oliveira
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Demian Fiocca
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Finance Committee
Fábio de Oliveira Barbosa
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes
Ivan Luiz Modesto Schara
Governance and Sustainability Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni
Fiscal Council
Marcelo Amaral Moraes
Chairman
Anibal Moreira dos Santos
Bernard Appy
José Bernardo de Medeiros Neto
Executive Officers
Roger Agnelli
Chief Executive Officer
Murilo de Oliveira Ferreira
Executive Officer for Equity Holdings and Business Development
Jose Carlos Martins
Executive Officer for Ferrous Minerals
Carla Grasso
Executive Officer for Human Resources and Corporate Services
José Lancaster
Executive Officer for Non-Ferrous Minerals
Fábio de Oliveira Barbosa
Chief Financial Officer and Investor Relations
Gabriel Stoliar
Executive Officer for Planning
Guilherme Rodolfo Laager
Executive Officer for Logistics
Tito Botelho Martins
Executive Officer for Corporate Affairs
Otto de Souza Marques Júnior
Chief Officer of Control Department
Marcus Vinícius Dias Severini
Chief Accountant
CRC-RJ 093982/O-3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 4, 2006	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer